Filed Pursuant to Rule 424(b)(5)
Registration No. 333-161593

This preliminary prospectus supplement and the accompanying prospectus relate to an effective registration statement under the Securities Act of 1933, but this prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated October 5, 2009

Preliminary prospectus supplement

To prospectus dated October 5, 2009

4,000,000 shares

Lithia Motors, Inc.

Class A common stock

We are offering 4,000,000 shares of our Class A common stock, no par value per share.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “LAD.” The last reported sale price of our Class A common stock on the New York Stock Exchange on October 2, 2009 was $13.15 per share. You are urged to obtain current market data and should not use the market price as of October 2, 2009 as a prediction of the future market price of our Class A common stock.

Investing in our Class A common stock involves risks. See “Risk factors” beginning on page S-10 of this prospectus supplement. You should also consider the risk factors described in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

We have granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to 600,000 additional shares of Class A common stock from us. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $             and total proceeds, before expenses, to us will be $            .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on or about                     , 2009.

J.P. Morgan

Stephens Inc.

The date of this prospectus supplement is October     , 2009.

Prospectus supplement

Prospectus

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About this prospectus supplement

This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this offering and matters relating to us and our financial performance and condition. The second part, the accompanying prospectus dated October 5, 2009, gives more general information about securities we may offer from time to time, some of which does not apply to this offering.

If the description of this offering and the shares varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. In various places in this prospectus supplement and the accompanying prospectus, we refer you to sections of other documents for additional information by indicating the caption heading of the other sections. All cross-references in this prospectus supplement are to captions contained in this prospectus supplement and not in the accompanying prospectus, unless otherwise indicated.

You should read both this prospectus supplement and the accompanying prospectus together with additional information described under the heading “Where you can find more information about Lithia.”

In making your investment decision, you should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus or contained in any free writing prospectus issued by us. We and the underwriters have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities (i) in any jurisdiction where the offer or sale is not permitted, (ii) where the person making the offer is not qualified to do so or (iii) to any person who cannot legally be offered the securities. You should not assume that the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or any free writing prospectus is accurate as of any time subsequent to the date of such information. Our business, financial condition, results of operations and prospects may have changed since those dates.

You should not consider any information contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in our securities.

You should make your decision to invest in our securities after considering all of the information contained in this prospectus supplement, the accompanying prospectus and any information incorporated by reference herein and therein.

No representation or warranty, express or implied, is made as to the accuracy or completeness of the information obtained from third party sources set forth herein, in the accompanying prospectus or incorporated by reference into this prospectus supplement or the accompanying prospectus, and nothing contained in this prospectus supplement or the accompanying prospectus or incorporated by reference herein or therein is, or shall be relied upon as, a promise or representation, whether as to past or future performance.

No automobile manufacturer or distributor has been involved, directly or indirectly, in the preparation of this prospectus supplement or the accompanying prospectus or in the offering

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being made hereby. No automobile manufacturer or distributor has been authorized to make any statements or representations in connection with this offering, and no automobile manufacturer or distributor has any responsibility for the accuracy or completeness of this prospectus supplement or the accompanying prospectus or for the offering hereunder.

Except as otherwise indicated or as the context otherwise requires, all references in this prospectus supplement to the “Company,” “we,” “us,” “our” or “Lithia” mean Lithia Motors, Inc. and its subsidiaries.

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Where you can find more information about Lithia

We file annual, quarterly and current reports, proxy statements and other information with the SEC (File No. 001-14733). You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies may be obtained from the SEC by paying the required fees. The SEC maintains an internet website that contains reports, proxy and information statements and other information regarding us and other issuers that file electronically with the SEC. The SEC’s website is http://www.sec.gov. Information that we file with the SEC may also be read and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. In addition, you may access all of such filings on our website at http://www.lithia.com. Please note, however, that the information on, or accessible through, our website, other than the documents listed below, is not incorporated into this prospectus supplement by reference and should not be considered a part of this prospectus supplement.

The SEC allows us to “incorporate by reference” into this prospectus supplement information we file with them, which means that we can disclose important information to you by referring to documents we have previously filed with the SEC or documents we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede, as appropriate, the information previously filed. We incorporate by reference the documents listed below and any future documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than those “furnished” pursuant to Item 2.02 or Item 7.01 in any Current Report on Form 8-K or other information deemed to have been “furnished” rather than “filed” in accordance with SEC rules), until we terminate this offering:

•

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, including information specifically incorporated by reference into our Form 10-K from our definitive Proxy Statement for our 2009 annual meeting of shareholders filed March 20, 2009;

•	Our Quarterly Reports on Form 10-Q for our fiscal quarters ended March 31 and June 30, 2009;

•	Our Current Reports on Form 8-K filed January 6, April 8, April 15, May 6, May 15, May 29, June 11 and August 26, 2009 (as amended by a Form 8-K/A filed on October 2, 2009);

•

The description of our common stock contained in our Form 8-A12B for Registration of Certain Classes of Securities Pursuant to Section 12(b) or (g) of the Exchange Act, filed December 18, 1998, including any amendment or report filed to update such description.

We will provide upon request a free copy of any or all of the documents incorporated by reference into this prospectus supplement (excluding exhibits to such documents unless such exhibits are specifically incorporated by reference) to anyone who receives this prospectus supplement. Written or telephone requests should be directed to Mr. Jeffrey B. DeBoer, Senior Vice President and Chief Financial Officer, 360 E. Jackson Street, Medford, Oregon 97501, telephone (800) 866-9213.

This prospectus supplement is a part of our Registration Statement on Form S-3 filed with the SEC. This prospectus supplement does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. Statements about the

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contents of contracts or other documents contained in this prospectus supplement or in any other filing to which we refer you are not necessarily complete. You should review the actual copy of these documents filed as an exhibit to the registration statement or such other filing. You may obtain a copy of the registration statement and the exhibits filed with it from the SEC at any of the locations listed above.

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Cautionary notice regarding forward-looking statements

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain numerous “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act. These forward-looking statements address our future objectives, plans and goals, as well as our intent, beliefs and current expectations regarding future operating performance, and can generally be identified by words such as “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee” and other similar words or phrases. Specific events addressed by these forward-looking statements include, without limitation:

•	future acquisitions or dispositions;

•	U.S. automotive industry trends;

•	future liquidity trends or needs;

•	general economic trends, including employment rates and consumer confidence levels;

•	vehicle sales rates and same store sales growth;

•	future covenant compliance; and

•	our business and growth strategies.

These forward-looking statements are based on our current estimates and assumptions and involve various risks and uncertainties. As a result, you are cautioned that these forward-looking statements are not guarantees of future performance, and that actual results could differ materially from those projected in these forward-looking statements. Factors which may cause actual results to differ materially from our projections include those risks described in “Risk factors” and elsewhere in this prospectus supplement, the accompanying prospectus and our filings with the SEC that are incorporated by reference into this prospectus supplement and the accompanying prospectus, as well as:

•	the number of new and used cars sold in the United States generally, and as compared to our expectations and the expectations of the market;

•

our ability to generate sufficient cash flows or obtain additional financing to refinance existing debt and to fund acquisitions, capital expenditures, dividends on our common stock and general operating activities;

•

the reputation and financial condition of vehicle manufacturers whose brands we represent, the terms of any bailout of any such manufacturer by the U.S. government or other government and the success or failure of such a bailout, the financial incentives vehicle manufacturers offer and their ability to design, manufacture, deliver and market their vehicles successfully;

•	our relationships with manufacturers, which may affect our ability to complete additional acquisitions;

•	changes in laws and regulations governing the operation of automobile franchises, accounting standards, taxation requirements and environmental laws;

•	general economic conditions in the markets in which we operate, including fluctuations in interest rates, employment levels, the level of consumer spending and consumer credit availability;

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•	high competition in the automotive retailing industry, which not only creates pricing pressures on the products and services we offer, but on businesses we seek to acquire;

•	the timing of, pricing for and our ability to generate liquidity through asset dispositions, as well as the timing of our ability to successfully integrate potential future acquisitions; and

•	the rate and timing of overall economic recovery or additional economic decline.

Market, ranking and other data

In this prospectus supplement and in the documents incorporated by reference herein, we refer to information regarding market data obtained from internal sources, market research, publicly available information and industry publications. Estimates are inherently uncertain, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk factors” in this prospectus supplement.

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Prospectus supplement summary

This summary highlights selected information included in or incorporated by reference into this prospectus supplement and the accompanying prospectus. The following summary does not contain all of the information that you should consider before investing in our Class A common stock and is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, including the financial statements and related notes. You should carefully read the entire prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein, including the “Risk factors” section beginning on page S-10 of this prospectus supplement, before making an investment decision. See “Where you can find more information about Lithia.”

The Company

We are a leading operator of automotive franchises and retailer of new and used vehicles and services. As of October 2, 2009, we offered 27 brands of new vehicles and all brands of used vehicles in 88 stores in the United States and over the Internet. We sell new and used cars and light trucks, sell replacement parts, provide vehicle maintenance, warranty, paint and repair services and arrange related financing, service contracts, protection products and credit insurance for our automotive customers. Our dealerships are geographically diverse and are primarily located in small and mid-size regional markets in the Western and Midwestern regions of the United States. The majority of our franchises are in “single-point” locations, meaning that these locations do not have competing dealerships offering the same brand as our dealerships offer. The following charts depict the locations of our dealerships as of August 27, 2009 and the diversity of our geographic revenue mix for the six months ended June 30, 2009.

As compared to automobile manufacturers, we believe that Lithia, like other automotive retailers, has a higher ratio of variable and discretionary costs to fixed costs. These variable and discretionary costs include sales commissions, personnel, advertising and inventory financing expenses, which can be adjusted to more closely match vehicle sales demand. In addition to adjusting costs, we seek to diversify our sources of revenue to mitigate the cyclicality of new vehicle sales. For example, our Service, Body and Parts business line generates substantially higher gross margins than vehicle sales and, historically, has been less affected by economic cycles. Similarly, through our used vehicle sales business line, we seek to utilize our existing dealership footprint to generate incremental sales free of any manufacturer restrictions. The following charts depict the diversity of our sources of revenues and gross profit for the six months ended June 30, 2009.

Revenues	Gross Profits

To reduce our exposure to any one manufacturer and to changing consumer preferences, we offer a wide variety of both import and domestic new vehicle brands and models, including economy, luxury, sports utility vehicles, crossovers, minivans and light trucks. We believe our brand mix is well-suited to consumer preferences in the small and mid-size geographic markets we serve. We continuously evaluate our portfolio of franchises, divesting dealerships that are not expected to meet our financial return requirements while selectively acquiring attractive dealerships in our target markets.

We believe that the reorganization of Chrysler and General Motors did not materially impact our sales levels relative to the overall market sales environment . Overall, while the new vehicle market remained weak, our Chrysler and General Motors locations did not have materially different results than our other franchise locations. The following chart depicts the breakdown of our new vehicle revenues by brand for the six months ended June 30, 2009.

Our operating philosophy is based on an integrated, centralized operating structure. Through our management information system, our emphasis on standardized operating practices and the centralized processing of administrative and office functions, we seek to gain economies of scale from our dealership network. For example, accounts payable, accounts receivable, credit and collections, accounting and taxes, information technology, legal, human resources, human development, treasury, cash management, advertising and marketing functions are centralized at our corporate headquarters. These efficiencies have allowed us to reduce overall administrative personnel from 6.4 people per dealership in 2007 to 3.2 people per dealership as of August 31, 2009. The reduction of administrative functions at our dealerships allows our local store managers to focus on customer-facing opportunities in order to generate incremental revenues and gross profit. Our operations are supported by our formalized training and personal development program, which shares best practices across our dealership network and seeks to develop our store management talent.

We have restructured our operations to align our cost base with current industry vehicle sales levels. Through various cost cuts and personnel reductions, initiated in the second quarter of 2008, we have achieved $65 million of annualized permanent cost reductions. Since the second quarter of 2008 through June 30, 2009, we also generated $66 million in cash by divesting stores that were non-core or that did not meet our financial return expectations. We believe that we are well positioned to benefit from an increase in new vehicle sales above current levels.

We continue to believe that the fragmented nature of the automotive dealership sector provides us with the opportunity to drive growth through consolidation. We have completed over 100 acquisitions since our initial public offering in 1996. Our acquisition strategy has been to acquire underperforming dealerships and, through the application of our centralized operating structure, improve store profitability. We believe the current economic environment provides us with attractive acquisition opportunities. Additionally, our management team possesses substantial experience, with our key management executives having an average of over 25 years experience in automotive retailing, and has demonstrated the ability to profitably operate stores and successfully integrate acquisitions.

Recent developments

Cash for Clunkers

The U.S. Department of Transportation introduced the Car Allowance Rebate System (“CARS”), more commonly referred to as “Cash For Clunkers,” in July 2009. The CARS program, which ended on August 25, 2009, was a new federal program that gave buyers up to $4,500 for a new, more environmentally-friendly vehicle when they traded in their older, less-fuel-efficient vehicle. According to government press releases, nearly 700,000 vehicles were traded in under the program with approximately $2.9 billion in rebate applications.

The CARS program caused the industry-wide seasonally-adjusted annual rate for new vehicle unit sales (“SAAR”) to increase to 11.2 million units in July and 14.1 million units in August, when it had been averaging approximately 9.5 million units during the six months ended June 30, 2009.

We estimate that approximately 36% of our new vehicle unit volume for July and August 2009 was related to vehicles sold under the CARS program. All of our regions benefitted approximately the same from the program. Lithia brands which benefitted the most from the program were Toyota (21% of volume), Chrysler Jeep and Dodge (20% of volume), GM (15% of volume) and Hyundai (10% of volume).

We believe the August 2009 SAAR (14.1 million units) was higher than August of 2008 (13.5 million units) due to the CARS program. As a result of the CARS program ending, we believe the SAAR for months subsequent to August 2009 may continue to trend lower than the comparable prior year period.

Proposed amendment of credit facility

We are in advanced discussions with U.S. Bank National Association with respect to an amendment to our Loan Agreement dated August 31, 2006, as amended, among the Company, U.S. Bank National Association, DaimlerChrysler Financial Services Americas LLC, DCFS U.S.A. LLC and Toyota Motor Credit Corporation (the “Credit Facility”). If executed, we currently expect that this amendment would, among other things, include the following terms:

•	a $50 million line of credit commitment;
•	one year maturity from the amendment’s execution date;
•	removal of all lenders other than U.S. Bank National Association; and
•	reduced restrictions on acquisitions, dividend payments and share repurchases.

Although we currently expect this amendment to be entered into, the final documentation remains in process and the lenders have no binding commitment with respect to the amendment. There can be no assurance that the amendment will become effective on the terms described above, or at all.

As of September 30, 2009, we had $20.0 million drawn and outstanding under our Credit Facility.

Corporate information

We were founded in 1946 and incorporated in Oregon in 1968. Our principal executive offices are located at 360 E. Jackson Street, Medford, Oregon 97501. Our telephone number is (541) 776-6868.

The offering

The following summary contains basic information about this offering. This summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus supplement. For a more complete description of the shares of Class A common stock, see “Description of common stock” beginning on page S-28.

Issuer	Lithia Motors, Inc., an Oregon corporation

Class A common stock offered	4,000,000 shares. We have also granted the underwriters a 30-day option to purchase up to 600,000 additional shares.

Class A common stock outstanding immediately following this offering	21,437,420 shares[1]

Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes, including working capital and potential acquisitions. Prior to such use, we expect to pay down amounts outstanding under our Credit Facility and one or more of our flooring lines of credit, which can be re-accessed when cash is needed for other purposes. See “Use of proceeds” in this prospectus supplement.

Trading symbol for our Class A common stock	Our Class A common stock is listed on the New York Stock Exchange under the trading symbol “LAD.”

Other classes of our common stock	Our common stock is divided into two classes: Class A and Class B. The Class B common stock is not listed on any stock exchange. The shares of Class B common stock have 10 votes per share on most matters. As of October 2, 2009, there were 3,762,231 shares of Class B common stock outstanding, all of which were held by Lithia Holding Company, L.L.C. See “Description of common stock” for a more complete description of the differences between the rights of the two classes.

[1]	The number of shares of Class A common stock to be outstanding immediately following this offering (i) is based on the number of shares outstanding as of October 2, 2009, (ii) assumes no exercise of the underwriters’ over-allotment option and (iii) excludes 3,720,494 shares of Class A common stock reserved for issuance under our equity plans (including our employee stock purchase plan), under which restricted stock units with respect to, and options to purchase a total of, 2,091,141 shares were outstanding as of October 2, 2009 (with the options having a weighted average exercise price of $13.90 per share and options to purchase 664,140 shares being exercisable).

United States federal tax considerations	For a discussion of certain United States federal income and estate tax consequences of the acquisition, holding and disposition of shares of our Class A common stock, see “Certain United States federal tax considerations.”

Risk factors	You should carefully consider the information set forth in the section of this prospectus supplement entitled “Risk factors” as well as the other information included in or incorporated by reference into this prospectus supplement before deciding whether to invest in the shares.

Summary consolidated financial and operating data

The summary consolidated income statement data for the years ended December 31, 2006, 2007 and 2008 and the summary consolidated balance sheet data as of December 31, 2007 and 2008 are derived from Lithia’s audited consolidated financial statements which are incorporated by reference into this prospectus supplement from our Current Report on Form 8-K, filed on August 26, 2009. The summary consolidated balance sheet data as of December 31, 2006 is derived from Lithia’s audited financial statements which are not included in or incorporated by reference into this prospectus supplement. The summary consolidated balance sheet data as of June 30, 2008 is derived from Lithia’s unaudited interim consolidated financial statements which are not included in or incorporated by reference into this prospectus supplement. The summary consolidated income statement data for the six months ended June 30, 2008 and June 30, 2009, and the summary consolidated balance sheet data as of June 30, 2009, are derived from Lithia’s unaudited interim consolidated financial statements which are incorporated by reference into this prospectus supplement from our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009. In the opinion of management, these unaudited financial statements reflect all adjustments necessary for a fair presentation of Lithia’s results of operations and financial condition. All such adjustments are of a normal recurring nature. The results for interim periods are not necessarily indicative of the results to be expected for the entire fiscal year. You should read the following tables together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our amendment to our Current Report on Form 8-K/A filed on October 2, 2009, and our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009, and our historical financial statements and the related notes, which are incorporated by reference in this prospectus supplement.

(In thousands except dealership and unit data)	Year ended December 31,			Six months ended June 30,
	2008	2007	2006	2009	2008

Income Statement Data:
Revenues:
New vehicle sales	$1,071,869	$1,400,085	$1,330,106	$370,561	$598,447
Used vehicle sales—retail	426,086	496,839	495,447	214,404	224,391
Used vehicle sales—wholesale	88,463	121,061	106,208	31,674	51,542
Finance and insurance	72,758	92,672	90,014	26,570	40,335
Service, body and parts sales	263,796	261,647	229,650	125,091	132,621
Fleet and other revenues	4,825	4,602	5,153	1,133	2,342

Total revenues	1,927,797	2,376,906	2,256,578	769,433	1,049,678
Cost of sales	1,594,604	1,973,093	1,868,357	620,341	871,921

Gross profit	333,193	403,813	388,221	149,092	177,757
Goodwill impairment	272,503	—	—	—	272,503
Other asset impairments	21,572	—	—	—	21,572
SG&A expense	284,551	315,742	292,247	123,794	152,302
Depreciation—buildings	4,847	4,200	3,325	2,401	2,441
Depreciation and amortization—other assets	11,797	11,566	9,181	5,664	6,118

Income (loss) from operations	(262,077)	72,305	83,468	17,233	(277,179)

(In thousands except dealership and unit data)	Year ended December 31,				Six months ended June 30,
	2008		2007	2006	2009	2008

Other income (expense):
Floorplan interest expense	(18,911)		(21,917)	(22,921)	(5,122)	(9,458)
Other interest expense	(16,319)		(14,788)	(11,331)	(6,602)	(8,420)
Other income, net	6,617		614	767	1,423	1,123

Income (loss) from continuing operations before income taxes	(290,690)		36,214	49,983	6,932	(293,934)
Income tax expense (benefit)	(91,653)		14,700	19,273	2,798	(92,619)

Income (loss) from continuing operations	(199,037)		21,514	30,710	4,134	(201,315)

Discontinued operations:
Income (loss) from operations and sale of discontinued franchises	(85,595)		1,418	10,733	1,392	(71,964)
Income tax benefit (expense)	32,046		(1,383)	(4,139)	(534)	27,334

Income (loss) from discontinued operations	(53,549)		35	6,594	858	(44,630)

Net income (loss)	$(252,586)		$21,549	$37,304	$4,992	$(245,945)

Ratio of earnings to fixed charges(a)	(249,847	)(b)	1.74x	2.2x	1.44x	(273,192	)(b)

Other Financial Data
Capital expenditures	57,423		91,941	73,699	14,856	32,111
Gross profit margin(c)
New vehicle retail	7.9%		7.9%	8.0%	8.4%	7.8%
Used vehicle retail	11.5%		14.1%	14.9%	13.8%	12.1%
Used vehicle wholesale	(3.0)%		2.5%	3.1%	1.2%	(2.0)%
Service, body and parts	48.5%		48.4%	49.3%	48.7%	48.2%
Finance and insurance	100.0%		100.0%	100.0%	100.0%	100.0%
Balance Sheet Data (at end of period):
Cash and cash equivalents	$10,874		$21,665	$26,600	$17,009	$21,352
Inventories	422,812		601,759	603,306	300,130	623,162
Total assets	1,133,459		1,626,735	1,579,357	938,212	1,391,619
Notes payable—floor plan	337,700		451,590	499,679	215,987	479,786
Total long-term debt	265,184		455,495	392,383	187,202	337,242
Stockholder’s equity	248,343		508,212	493,393	257,623	258,354
Other operating data:
Number of dealerships	96		108	104	88	109
New retail units sold	36,435		47,640	47,674	12,382	20,717
Used retail units sold	25,477		29,180	30,335	13,412	12,911

(a)	For purposes of these ratios, “earnings” consist of income from continuing operations before income taxes and fixed charges, and “fixed charges” consist of interest expense on indebtedness and the interest component of rental expense for capital lease obligations, and amortization of debt discount and issuance expenses. We did not have any preferred stock outstanding for the periods presented above, and therefore the ratios of earnings to combined fixed charges and preferred stock dividends would be the same as the ratios of earnings to combined fixed charges presented above.

(b)	Reflects deficiency of earnings available to cover fixed charges. Because of the deficiency, ratio information is not provided.

(c)	Gross profit margin is defined as gross profit divided by revenues.

Risk factors

You should carefully consider the following risk factors, as well as the other information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, before investing in our Class A common stock. These risks and uncertainties have the potential to have a material adverse impact on our business, results of operations, financial condition and cash flows.

Risk related to our business

Adverse conditions affecting one or more key manufacturers may negatively impact our business, results of operations, financial condition and cash flows.

We are subject to a concentration of risk in the event of financial distress, including potential reorganization or bankruptcy, of a major vehicle manufacturer. We purchase substantially all of our new vehicles from various manufacturers or distributors at the prevailing prices available to all franchised dealers. We finance our new vehicle inventory primarily with automotive manufacturers’ captive finance subsidiaries. Our sales volume could be materially adversely impacted by the manufacturers’ or distributors’ inability to supply our stores with an adequate supply of vehicles and related financing. Our Chrysler, GM and Ford (which we refer to as the domestic manufacturers) stores represented approximately 31%, 18% and 5% of our new vehicle sales in the first six months of 2009, respectively, and approximately 32%, 19% and 4% for all of 2008, respectively.

Most manufacturers have experienced significant declines in sales due to the current economic recession. Many have disclosed substantial operating losses over the recent past. Two of these manufacturers, Chrysler and GM, filed a petition for Chapter 11 bankruptcy protection in the second quarter of 2009. Both succeeded in receiving approval for the transfer and sale of key operating assets into new companies with reduced debt, improved operating efficiencies, new ownership and resized operations.

In connection with its reorganization, the Chrysler entity emerging from bankruptcy protection, which we refer to as New Chrysler, assumed most franchise agreements but elected to reject certain franchise agreements to significantly reduce its dealer count. Two of our Chrysler stores were not assumed and those dealerships have ceased operations. Five of our existing Dodge dealerships were awarded additional franchises to sell the Chrysler or Jeep brands.

GM undertook a similar process in its reorganization. With respect to the dealerships it elected to terminate, the cancellation is not immediate but, rather, the dealers were offered agreements limiting their current operations, with a final termination of these selected locations to be effective no later than October 2010. The GM closure list is not made public, and no individual dealership may disclose whether it will be retained or terminated. We received franchise agreement modification documents that terminate all operations at three locations, terminate Cadillac franchises at two Chevrolet/Cadillac stores and terminate heavy truck franchises at two Chevrolet franchises. We have also received notification that our one Saturn franchise will not be continued as GM was unable to find a purchaser of the Saturn brand.

There is legislation pending in Congress which, if passed and signed into law, would require the reinstatement of terminated dealerships and the reopening of certain manufacturing plants. U.S. Administration officials testified in opposition of such legislation. The final outcome is uncertain.

While passage of the legislation could result in the reopening of closed Chrysler dealerships and the continuation of the GM dealerships, we would likely lose the recently awarded additional brands at the five Chrysler stores. Further, such reinstatement could add additional costs and burdens on the reorganized manufacturers, reducing their competitiveness. We are unable to predict the outcome of such legislation and the ultimate financial impact on our business, if any.

On April 30, 2009, the date of the Chrysler bankruptcy filing, we had $3.9 million in pre-petition receivables from Chrysler. On May 6, 2009, Chrysler started processing payments on our pre-petition receivables. As of August 31, 2009, we had approximately $89,000 in remaining pre-petition receivables outstanding with Chrysler. On June 1, 2009, the date of the GM bankruptcy filing, we had pre-petition receivables of $2.8 million with GM. As of August 31, 2009, the pre-petition receivables remaining outstanding were approximately $284,000. GM holdback is paid on a quarterly basis and advertising assistance is paid either quarterly or every six months, depending on the program.

On April 30, 2009, Chrysler Financial stopped providing advances for new floorplan financing. We utilized Chrysler Financial for floorplan financing at all of our Chrysler locations and certain non-Chrysler locations. We completed the transition to permanent floorplan facilities with GMAC for all of our affected dealerships. However, our floorplan financing with GMAC imposes certain obligations on us, including establishing a deposit relationship and refinancing certain mortgages. If we are unable to comply with those obligations, we could lose our floorplan financing with GMAC.

While New Chrysler and GM have both emerged from bankruptcy protection and completed their reorganizations, the future remains uncertain. The success of the reorganization and Chrysler’s integration with Fiat S.p.A. is unknown. The future financial condition of GM and New Chrysler, and their ability to provide products that result in sales and profits consistent with historical results, is at risk. Resizing operations could negatively impact the volume of vehicles produced and available to dealers. As such, no assurances can be given that our financial condition, results of operations and cash flows will not be adversely impacted in the future.

The circumstances surrounding the manufacturers’ continued viability and the success of the reorganized companies remain fluid and uncertain. There can be no assurance that we will be able to successfully address the risks described above or those of the current economic circumstances and weak sales environment.

Our business will be harmed if overall consumer demand continues to suffer from a severe or sustained downturn.

Our business is heavily dependent on consumer demand and preferences. The recent downturn in overall levels of consumer spending has materially and adversely affected our revenues. We expect this downturn to continue through at least 2010. Retail vehicle sales are cyclical and historically have experienced periodic downturns characterized by oversupply and weak demand. These cycles are often dependent on general economic conditions and consumer confidence, as well as the level of discretionary personal income and credit availability. Economic conditions may have a material adverse effect on our retail business, particularly sales of new and used automobiles.

Our success depends in large part upon the overall demand for the particular lines of vehicles that each of our stores sell and the ability of the manufacturers to continue to deliver such vehicles.

Demand for our primary manufacturers’ vehicles as well as the financial condition, management, marketing, production and distribution capabilities of these manufacturers can significantly affect our business. Events that adversely affect a manufacturer’s ability to timely deliver new vehicles may adversely affect us by reducing our supply of popular new vehicles and leading to lower sales in our stores during those periods than would otherwise occur. In addition, the discontinuance of a particular brand could negatively impact our revenues and profitability.

Vehicle manufacturers would be adversely impacted by economic downturns or recessions, adverse fluctuations in currency exchange rates, significant declines in the sales of their new vehicles, increases in interest rates, declines in their credit ratings, labor strikes or similar disruptions (including within their major suppliers), supply shortages or rising raw material costs, rising employee benefit costs, adverse publicity that may reduce consumer demand for their products, product defects, vehicle recall campaigns, litigation, poor product mix or unappealing vehicle design, or other adverse events. These and other risks could materially adversely affect any manufacturer and limit its ability to profitably design, market, produce or distribute new vehicles, which, in turn, could materially adversely affect our business, results of operations, financial condition and cash flows.

Additionally, federal and certain state laws mandate minimum levels of vehicle fuel economy and establish emission standards which levels and standards could be increased in the future, including requiring the use of renewable energy sources. Such laws often increase the costs of new vehicles generally, which would be expected to reduce demand. Further, changes in these laws could result in fewer vehicles available for sale by manufacturers unwilling or unable to comply with the higher standards.

A decline of available financing in the lending market has, and may continue to, adversely affect our vehicle sales volume.

A significant portion of vehicle buyers, particularly in the used car market, finance their purchases of automobiles. Sub-prime lenders have historically provided financing for consumers who, for a variety of reasons including poor credit histories and lack of down payment, do not have access to more traditional finance sources. Lenders have generally tightened their credit standards. For example, for a period of time in the fourth quarter of 2008, GMAC stated it would not make loans to customers with FICO credit scores under 700. In the event lenders further tighten their credit standards or there is a further decline in the availability of credit in the lending market, the ability of these consumers to purchase vehicles could be limited which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We are dependent on manufacturer-affiliated financing companies to provide flooring sources for our new vehicle inventories. If flooring sources are eliminated, no assurance can be given that we will be able to secure additional borrowing facilities. Additionally, our flooring debt is due upon demand, and it may be called at any time.

We currently have relationships with a number of manufacturers or their affiliated finance companies, including Mercedes-Benz Financial (DCFS USA LLC), Toyota Motor Credit Corporation, Ford Motor Credit Company, GMAC Inc., Ally Bank, Volkswagen Credit, Inc., American Honda Finance Corporation, Nissan Motor Acceptance Corporation and BMW Financial Services NA, LLC. Certain of these companies have indicated current financial constraints. Other companies may currently, or in the future, have additional financial uncertainty. As a result, credit that has typically been extended to us by the companies may be modified with terms unacceptable to us or revoked entirely.

If these events were to occur, we may not be able to pay our flooring debts or borrow sufficient funds to refinance the vehicles. Even if new financing were available, it may not be on terms acceptable to us.

Our business may be adversely affected by unfavorable conditions in our local markets, even if those conditions are not prominent nationally.

Our performance is subject to local economic, competitive and other conditions prevailing in our various geographic areas. Our dealerships currently are located in limited markets in 13 states, with three states accounting for approximately 52% of our annualized revenue for the six months ended June 30, 2009. Our results of operations therefore depend substantially on general economic conditions and consumer spending levels in those markets and could be materially adversely affected to the extent these markets experience sustained economic downturns regardless of improvements in the U.S. economy overall.

If manufacturers or distributors discontinue or change sales incentives, warranties and other promotional programs, our business, results of operations, financial condition and cash flows may be materially adversely affected.

We depend upon the manufacturers and distributors for sales incentives, warranties and other programs that are intended to promote new vehicle sales or support dealership profitability. Manufacturers and distributors routinely make many changes to their incentive programs. Some of the key incentive programs include:

•	customer rebates;
•	dealer incentives on new vehicles;
•	special rates on certified, pre-owned cars;
•	below-market financing on new vehicles and special leasing terms; and
•	sponsorship of used vehicle sales by authorized new vehicle dealers.

Our financial condition could be materially adversely impacted by a discontinuation or change in our manufacturers’ or distributors’ incentive programs or the failure of our manufacturers or distributors to timely pay our outstanding receivables. Total receivables from the domestic manufacturers were $7.2 million and $12.4 million as of June 30, 2009 and December 31, 2008, respectively.

In addition, some manufacturers, including BMW and Mercedes, use a dealership’s manufacturer-determined customer satisfaction index, or CSI, scores as a factor governing participation in incentive programs. To the extent we cannot meet such minimum scores, we may be precluded from receiving certain incentives, which could materially adversely affect our business, results of operations, financial condition and cash flows.

Volatility in vehicle fuel prices changes consumer demand and significant increases can be expected to reduce vehicle sales.

Historically, in times of rapid increase in crude oil and fuel prices, sales of vehicles have dropped, particularly in the short term, as the economy slows, consumer confidence wanes and fuel costs become more prominent to the consumer’s buying decision. Limited supply of and an increasing demand for oil over time are expected to result in significant price increases in the future. In sustained periods of higher fuel costs, consumers who do purchase vehicles tend to prefer smaller, more fuel efficient vehicles (which typically have lower margins) or hybrid vehicles currently in limited supply.

Additionally, a significant portion of our new vehicle revenue and gross profit is derived from domestic manufacturers. These manufacturers have historically sold a higher percentage of trucks and SUVs than import or luxury brands. As such, they may experience a more significant decline in earnings in the event that fuel prices increase.

The ability of our stores to make new vehicle sales depends in large part upon the manufacturers and, therefore, any disruption or change in our relationships with manufacturers may materially and adversely affect our business, results of operations, financial condition and cash flows.

We depend on the manufacturers to provide us with a desirable mix of new vehicles. The most popular vehicles usually produce the highest profit margins and are frequently in short supply. If we cannot obtain sufficient quantities of the most popular models, our profitability may be adversely affected. Sales of less desirable models may reduce our profit margins.

Each of our stores operates pursuant to a franchise agreement with each of the respective manufacturers for which it serves as franchisee. Manufacturers exert significant control over our stores through the terms and conditions of their franchise agreements. Such agreements contain provisions for termination or non-renewal for a variety of causes, including CSI scores and sales and financial performance. From time to time, certain of our stores have failed to comply with certain provisions of their franchise agreements, and we cannot assure you that our stores will be able to comply with these provisions in the future. In addition, actions taken by a manufacturer to exploit its bargaining position in negotiating the terms of renewals of franchise agreements or otherwise could also have a material adverse effect on our revenues and profitability. If a manufacturer terminates or fails to renew one or more of our significant franchise agreements or a large number of our franchise agreements, such action could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our franchise agreements also specify that, in certain situations, we cannot operate a franchise by another manufacturer in the same building as the manufacturer’s franchised store. This may require us to build new facilities at a significant cost. Moreover, our manufacturers generally require that the store meet defined image standards. These commitments could require us to make significant capital expenditures.

If state dealer laws are repealed or weakened, our dealerships will be more susceptible to termination, non-renewal or renegotiation of their franchise agreements.

State dealer laws generally provide that a manufacturer may not terminate or refuse to renew a franchise agreement unless it has first provided the dealer with written notice setting forth good cause and stating the grounds for termination or nonrenewal. Some state dealer laws allow dealers to file protests or petitions or attempt to comply with the manufacturer’s criteria within the notice period to avoid the termination or nonrenewal. If dealer laws are repealed in the states in which we operate, manufacturers may be able to terminate our franchises without providing advance notice, an opportunity to cure or a showing of good cause. Without the protection of state dealer laws, it may also be more difficult for our dealers to renew their franchise agreements upon expiration.

In addition, these laws restrict the ability of automobile manufacturers to directly enter the retail market in the future. If manufacturers obtain the ability to directly retail vehicles and do so in our markets, such competition could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Manufacturer stock ownership restrictions may impair our ability to maintain or renew franchise agreements or issue additional equity.

Certain of our franchise agreements prohibit transfers of ownership interests of a store or, in some cases, its parent. The most prohibitive restriction which could be imposed by various manufacturers, including Honda/Acura, Hyundai, Isuzu, Mazda and Nissan, provides that, under certain circumstances, we may lose a franchise if a person or entity acquires an ownership interest in us above a specified level (ranging from 20% to 50% depending on the particular manufacturer’s restrictions and falling as low as 5% if another vehicle manufacturer is the entity acquiring the ownership interest) without the approval of the applicable manufacturer. Other restrictions in certain franchise agreements with manufacturers, including Ford, GM, Honda/Acura and Toyota provide that a change in control in the Company is a violation of the agreement. Violations by our shareholders or prospective shareholders are generally outside of our control and may result in the termination or non-renewal of one or more of our franchises or impair our ability to negotiate new franchise agreements for dealerships we acquire in the future, which may have a material adverse effect on our business, results of operations, financial condition and cash flows. These restrictions may also prevent or deter a prospective acquirer from acquiring control of us or otherwise adversely affect the market price of our Class A common stock or limit our ability to restructure our debt obligations.

Our overall liquidity may be materially adversely affected by failures of or delays by manufacturers in remitting payments to us.

We rely on our manufacturing partners to pay amounts owed to us under customary business terms. These amounts owed to us relate to, but are not limited to, warranty work performed, factory holdback or other manufacturer incentives. In the event manufacturers significantly delay or fail to make payments of amounts owed, our overall liquidity position could be materially and adversely affected.

Increasing competition among automotive retailers reduces our profit margins on vehicle sales and related businesses. Further, the use of the Internet in the car purchasing process could materially adversely affect us.

Automobile retailing is a highly competitive business. Our competitors include publicly and privately owned dealerships, some of which are larger and have greater financial and marketing resources than we do. Many of our competitors sell the same or similar makes of new and used vehicles that we offer in our markets at competitive prices. We do not have any cost advantage in purchasing new vehicles from manufacturers due to economies of scale or otherwise. In addition, the popularity of short-term vehicle leasing in the past few years has resulted, as these leases expire, in a large increase in the number of late model used vehicles available in the market, which puts added pressure on new and used vehicle margins.

Our finance and insurance business and other related businesses, which have higher margins than sales of new and used vehicles, are subject to strong competition from various financial institutions and other third parties.

The Internet has become a significant part of the sales process in our industry. Customers are using the Internet to compare pricing for cars and related finance and insurance services, which may further reduce margins for new and used cars and profits for related finance and insurance services. If Internet new vehicle sales are allowed to be conducted without the involvement of franchised dealers, our business could be materially adversely affected. In addition, other franchise groups have aligned themselves with services offered on the Internet or are investing heavily in the development of their own Internet capabilities, which could materially adversely affect our business, results of operations, financial condition and cash flows.

Our franchise agreements do not grant us the exclusive right to sell a manufacturer’s product within a given geographic area. Our revenues or profitability could be materially adversely affected if any of our manufacturers award franchises to others in the same markets where we operate or if existing franchised dealers increase their market share in our markets.

In addition, we may face increasingly significant competition as we strive to gain market share through acquisitions or otherwise. Our operating margins may decline over time as we expand into markets where we do not have a leading position.

Import product restrictions and foreign trade risks may impair our ability to sell foreign vehicles profitably.

A significant portion of the vehicles we sell, as well as certain major components of such vehicles, are manufactured outside the United States. Accordingly, we are affected by import and export restrictions of various jurisdictions and are dependent to some extent on general socio-economic conditions in, and political relations with, a number of foreign countries. Additionally, fluctuations in currency exchange rates may increase the price and adversely affect our sales of vehicles produced by foreign manufacturers. Imports into the United States may also be adversely affected by increased transportation costs and tariffs, quotas or duties, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Environmental, health or safety regulations could have a material adverse effect on our business, results of operations, financial condition and cash flows or cause us to incur significant expenditures.

We are subject to various federal, state and local environmental, health and safety regulations governing, among other things, the generation, storage, handling, use, treatment, recycling, transportation, disposal and remediation of hazardous material and the emission and discharge of hazardous material into the environment. Under certain environmental regulations or pursuant to signed private contracts, we could be held responsible for all of the costs relating to any contamination at our present or our previously owned facilities, and at third party waste disposal sites. We are aware of contamination at certain of our facilities, and we are in the process of conducting investigations and/or remediation at some of these properties. In certain cases, the current or prior property owner is conducting the investigation and/or remediation or we have been indemnified by either the current or prior property owner for such contamination. There can be no assurance that these owners will remediate or continue to remediate these properties or pay or continue to pay pursuant to these indemnities. We are also required to obtain permits from governmental authorities for certain operations. If we violate or fail to fully comply with these regulations or permits, we could be fined or otherwise sanctioned by regulators.

Environmental, health and safety regulations are becoming increasingly stringent. There can be no assurance that the costs of compliance with these regulations will not result in a material adverse effect on our results of operations or financial condition or that additional environmental, health or safety matters will not arise or new conditions or facts will not develop in the future at our currently or formerly owned or operated facilities, or at sites that we may acquire in the future, which will require us to incur significant expenditures.

With the breadth of our operations and volume of transactions, compliance with the many applicable federal and state laws and regulations cannot be assured. New regulations are enacted on an ongoing basis. These regulations can impact our profitability and require continuous training and vigilance. Fines, judgments and administrative sanctions can be severe.

We are subject to federal, state and local laws and regulations in each of the 13 states in which we have stores. New laws and regulations are enacted on an ongoing basis. With the number of stores we operate, the number of personnel we employ and the large volume of transactions we handle, it is likely that technical mistakes will be made. It is also likely that these regulations may impact our profitability and require ongoing training. Current practices in stores may become prohibited. We are responsible for ensuring that continued compliance with laws is maintained. If there are unauthorized activities of serious magnitude, the state and federal authorities have the power to impose civil monetary penalties and sanctions, suspend or withdraw dealer licenses or take other actions. These actions could materially impair our activities or our ability to acquire new stores in those states where violations occurred. Further, private causes of action on behalf of individuals or a class of individuals could result in significant monetary damages or injunctive relief.

The seasonality of our business magnifies the importance of second and third quarter operating results.

Our business is subject to seasonal variations in revenues. In our experience, demand for automobiles is generally lower during the first and fourth quarters of each year. We therefore receive a disproportionate amount of revenues generally in the second and third quarters and expect our revenues and operating results to be generally lower in the first and fourth quarters. Consequently, if conditions surface during the second and third quarters that impair vehicle sales, such as higher fuel costs, depressed economic conditions or similar adverse conditions, our revenues for the full year could be materially adversely affected.

Our ability to increase revenues through acquisitions depends on our ability to acquire and successfully integrate additional stores.

General

The U.S. automobile industry is considered a mature industry in which minimal growth is expected in unit sales of new vehicles. Accordingly, a principal component of our growth in sales would be to make acquisitions in our existing markets and in new geographic markets. To complete the acquisitions of additional stores, we need to successfully address each of the following challenges.

Limitations on our capital resources

Acquisitions of additional stores will require substantial capital investment. Limitations on our capital resources would restrict our ability to complete new acquisitions.

We have financed our past acquisitions from a combination of the cash flow from our operations, borrowings under our credit arrangements, issuances of our common stock and proceeds from private debt offerings. The use of any of these financing sources could have the effect of reducing our earnings per share. We may not be able to obtain financing in the future due to the market price of our Class A common stock and overall market conditions. Furthermore, using cash to complete acquisitions could substantially limit our operating or financial flexibility.

Substantially all of the assets of our dealerships (other than equity and certain other assets) are pledged to secure the indebtedness under our Credit Facility and our floorplan financing indebtedness. These pledges may limit our ability to borrow from other sources in order to fund our acquisitions.

Manufacturers

We are required to obtain consent from the applicable manufacturer prior to the acquisition of a franchised store. In determining whether to approve an acquisition, a manufacturer considers many factors, including our financial condition, ownership structure, the number of stores currently owned and our performance with those stores. Obtaining manufacturer approval of acquisitions also takes a significant amount of time, typically 60 to 90 days. We cannot assure you that manufacturers will approve future acquisitions or do so on a timely basis, which could significantly impair the execution of our acquisition strategy.

Most major manufacturers have now established limitations or guidelines on the:

•	number of such manufacturers’ stores that may be acquired by a single owner;
•	number of stores that may be acquired in any market or region;
•	percentage of market share that may be controlled by one automotive retailer group;
•	ownership of stores in contiguous markets; and
•	frequency of acquisitions.

In addition, such manufacturers generally require that no other manufacturers’ brands be sold from the same store location, and each manufacturer has site control agreements in place that limit our ability to change the use of the facility without their approval.

A manufacturer also considers our past performance as measured by their CSI scores and sales performance at our existing stores. At any point in time, some of our stores may have CSI scores below the manufacturers’ sales zone averages or have achieved sales performances below the targets manufacturers have set. Our failure to maintain satisfactory CSI scores and to achieve market share performance goals could restrict our ability to complete future acquisitions. We currently have, and at any point in the future may have, manufacturers that restrict our ability to complete future acquisitions.

Acquisition risks

We will face risks commonly encountered with growth through acquisitions. These risks include, without limitation:

•	incurring significantly higher capital expenditures and operating expenses;

•	failing to assimilate the operations and personnel of acquired dealerships;

•	entering new markets with which we are unfamiliar;

•	potential undiscovered liabilities and operational difficulties at acquired dealerships;

•	disrupting our ongoing business;

•	diverting our management resources;

•	failing to maintain uniform standards, controls and policies;

•	impairing relationships with employees, manufacturers and customers as a result of changes in management;

•	increased expenses for accounting and computer systems, as well as integration difficulties;

•	failure to obtain a manufacturer’s consent to the acquisition of one or more of its dealership franchises or renew the franchise agreement on terms acceptable to us; and

•	incorrectly valuing entities to be acquired.

In addition, we may not adequately anticipate all of the demands that growth will impose on our systems, procedures and structures.

Consummation; competition

We may not be able to consummate any future acquisitions at acceptable prices and terms or identify suitable candidates. In addition, increased competition in the future for acquisition candidates could result in fewer acquisition opportunities for us and higher acquisition prices. The magnitude, timing, pricing and nature of future acquisitions will depend upon various factors, including:

•	the availability of suitable acquisition candidates;
•	competition with other dealer groups for suitable acquisitions;
•	the negotiation of acceptable terms with the seller and with the manufacturer;
•	our financial capabilities and ability to obtain financing on acceptable terms;
•	our stock price; and
•	the availability of skilled employees to manage the acquired businesses.

Financial condition

The operating and financial condition of acquired businesses cannot be determined accurately until we assume control. Although we conduct what we believe to be a prudent level of investigation regarding the operating and financial condition of the businesses we purchase, in light of the circumstances of each transaction, an unavoidable level of risk remains regarding the actual operating condition of these businesses. Similarly, many of the dealerships we acquire do not have financial statements audited or prepared in accordance with U.S. generally accepted accounting principles. We may not have an accurate understanding of the historical financial condition and performance of our acquired businesses. Until we actually assume control of business assets and their operations, we may not be able to ascertain the actual value or understand the potential liabilities of the acquired businesses and their operations.

Indefinite-lived intangible assets (franchise value) comprise a meaningful portion of our total assets ($40.8 million at June 30, 2009). We must test our intangible assets for impairment at least annually, which may result in a non-cash write down of franchise rights and could have a material adverse impact on our business, results of operations, financial condition and cash flows and impair our ability to comply with loan covenants.

Indefinite-lived intangibles are subject to impairment assessments at least annually (or more frequently when events or circumstances indicate that an impairment may have occurred) by applying a fair-value based test. Our remaining principal intangible assets are our rights under our franchise agreements with vehicle manufacturers. The risk of impairment losses increases if operating losses are suffered at those stores, if a manufacturer files for bankruptcy or if the stores are closed. Impairment losses result in a non-cash write-down of the affected franchise values. Furthermore, impairment losses could have an adverse impact on our ability to satisfy the financial ratios or other covenants under our debt agreements and could have a material adverse impact on our business, results of operations, financial condition and cash flows.

A deferred tax asset position comprises a meaningful portion of our total assets (approximately $44.9 million at June 30, 2009). We are required to assess the recoverability of this asset on an ongoing basis. Future negative operating performance or other negative evidence may result in a valuation allowance being recorded against some or all of this amount. This could have a material adverse impact on our business, results of operations, financial condition and cash flows and impair our ability to comply with loan covenants.

Deferred tax assets are evaluated on a quarterly basis to determine if they are expected to be recoverable in the future. This evaluation considers positive and negative evidence in order to assess whether it is more likely than not that a portion of the asset will not be realized. The risk of a valuation allowance increases if continuing operating losses are incurred. A valuation allowance on our tax asset could have an adverse impact on our ability to satisfy the financial ratios or other covenants under our debt agreements and could have a material adverse impact on our business, results of operations, financial condition and cash flows.

Our Credit Facility expires in April 2010. If we are unable to extend or replace our Credit Facility, our overall liquidity position may be materially adversely affected.

We rely on our Credit Facility for working capital requirements, portions of our used vehicle inventory, acquisitions and for general corporate purposes. The Credit Facility expires in April 2010 and currently has a credit limit of $50 million which will reduce to $25 million on December 31, 2009. As of September 30, 2009, we had $20.0 million drawn under our Credit Facility. We are currently in the process of negotiating an amendment to the Credit Facility to, among other things, extend it for a year from the date of the amendment and remove certain restrictions governing acquisitions, dividend payments and share repurchases. However, we can provide no assurance that we will be able to amend or replace our Credit Facility on terms acceptable to us, or at all, prior to its maturity. A failure to amend or replace our Credit Facility could materially adversely affect our liquidity and our business, results of operations, financial condition and cash flows.

Our indebtedness and lease obligations could materially adversely affect our financial health, limit our ability to finance future acquisitions and capital expenditures and prevent us from fulfilling our financial obligations.

As of June 30, 2009, our total outstanding indebtedness was approximately $547 million, including $216 million in floor plan financing, $68 million in borrowings under our Credit Facility, $192 million in mortgage debt, $18 million in other long term debt, and $29 million in floor plan financing and $53 million in mortgage debt in liabilities related to assets held for sale. Mortgage indebtedness consists primarily of real estate loans on individual properties from twelve different banks and finance companies at fixed and variable rates.

Our floor plan financing is provided by nine banks and finance companies that are or previously were associated with automobile manufactures. For new vehicles and vehicles purchased at dealer auctions, advances are made at the time such vehicles are purchased and are typically required to be repaid no later than upon sale or lease of the vehicle.

Most of our floor plan financing may be terminated at any time by the applicable lender and is due on demand.

Our indebtedness and lease obligations could have important consequences to us, including the following:

•	limitations on our ability to make acquisitions;

•	our ability to obtain additional financing for acquisitions, capital expenditures, working capital or general corporate purposes may be impaired in the future;

•

a portion of our current cash flow from operations must be dedicated to the payment of principal on our indebtedness, thereby reducing the funds available to us for our operations and other purposes; and

•	some of our borrowings are and will continue to be at variable rates of interest, which exposes us to the risk of increasing interest rates.

In addition, our loan agreements contain covenants that limit our discretion with respect to business matters, including incurring additional debt or disposing of assets. Other covenants are financial in nature, including current and fixed-charge ratios and minimum net-worth requirements. A breach of any of these covenants could result in a default under the applicable agreement. In addition, a default under one agreement could result in a default and acceleration of our repayment obligations under the other agreements under the cross-default provisions in other agreements.

Certain debt agreements contain subjective acceleration clauses based on a lender deeming itself insecure or if a “material adverse change” in our business has occurred. If these clauses are implicated and the lender declares that an event of default has occurred, the outstanding indebtedness would likely be immediately due and owing.

If these events were to occur, we may not be able to pay our debts or borrow sufficient funds to refinance them. Even if new financing were available, it may not be on terms acceptable to us. As a result of this risk, we could be forced to take actions that we otherwise would not take, or not take actions that we otherwise might take, in order to comply with these agreements.

The global credit and capital markets are undergoing a period of substantial volatility and disruption, and the global economy is experiencing a recession. There can be no assurance that this credit environment will not worsen or further impact the availability and cost of debt financing, including with respect to any refinancings of our indebtedness. If we are unable to refinance or renegotiate our debt, we cannot guarantee that we will be able to generate enough cash flow from operations or that we will be able to obtain enough capital to service our debt, make acquisitions or fund our planned capital expenditures. In such an event, we could face substantial liquidity issues and might be required to issue equity securities or sell some of our assets to meet our debt payments and other obligations. There can be no assurance that we will be able to effect refinancings of our indebtedness on terms acceptable to us, if at all.

The loss of key personnel or the failure to attract additional qualified management personnel could adversely affect our operations and growth.

Our success depends to a significant degree on the efforts and abilities of our senior management, particularly Sidney B. DeBoer, our Chairman and Chief Executive Officer, and

Bryan B. DeBoer, our President and Chief Operating Officer. Further, we have identified Sidney B. DeBoer and/or Bryan B. DeBoer in most of our store franchise agreements as the individuals who control the franchises and upon whose financial resources and management expertise the manufacturers may rely when awarding or approving the transfer of any franchise.

In addition, as we expand we will need to hire additional managers. The market for qualified employees in the industry and in the regions in which we operate, particularly for general managers and sales and service personnel, is highly competitive and may subject us to increased labor costs during periods of low unemployment. The loss of the services of key employees or the inability to attract additional qualified managers could have a material adverse effect on our business, results of operations, financial condition and cash flows. In addition, the lack of qualified management or employees employed by potential acquisition candidates may limit our ability to consummate future acquisitions.

The sole voting control of our company is currently held by Sidney B. DeBoer, who may have interests different from your interests. Further, 1.9 million shares of our Class B common stock held by Lithia Holding Company, L.L.C. (“Lithia Holding”) are pledged, with other assets, to secure personal indebtedness of Mr. DeBoer. The failure to repay the indebtedness could result in the sale of such shares and the loss of such control, which may violate agreements with certain manufacturers.

Lithia Holding, of which Sidney B. DeBoer, our Chairman and Chief Executive Officer, is the sole managing member, holds all of the outstanding shares of our Class B common stock. A holder of Class B common stock is entitled to ten votes for each share held, while a holder of Class A common stock is entitled to one vote per share held. On most matters, the Class A and Class B common stock vote together as a single class. As of October 2, 2009, Lithia Holding controlled approximately 68% of the aggregate number of votes eligible to be cast by shareholders for the election of directors and most other shareholder actions. After the offering, Lithia Holding will control approximately 64% of the aggregate number of votes. Therefore, Lithia Holding will continue to control the election of our Board of Directors and will be in a position to control the policies and operations of the company. In addition, because Mr. DeBoer is the managing member of Lithia Holding, he currently controls and will continue to control, all of the outstanding Class B common stock, thereby allowing him to control the company.

Lithia Holding has pledged 1.9 million shares of our Class B common stock, together with other personal assets of Mr. DeBoer, to secure a personal loan to Mr. DeBoer from U.S. Bank National Association. Should he be unable to repay the loan, the bank could foreclose against the Class B common stock, which would result in the automatic conversion of such shares to Class A common stock. In such event, Mr. DeBoer would no longer be in control of the company and this loss (change) in control, if not consented to by the manufacturers, would be a technical violation under most of the dealer sales and service agreements held by us. While applicable state franchise laws prohibit manufacturers from unreasonably withholding consent to a change in control or the appointment of a new individual responsible for the operations of a store should a loss in control result in the removal of both Sid DeBoer and Bryan DeBoer, there can be no assurance that such laws will not change. In addition, the market price of our Class A common stock could decline materially if the bank foreclosed on such pledged stock and subsequently sold such stock in the open market.

Risks related to investing in our Class A common stock

Future sales of our Class A common stock in the public market could adversely impact the market price of our Class A common stock.

Except as described under “Underwriting,” we are not restricted from issuing additional shares of Class A common stock or securities that are convertible into or exchangeable for, or that represent the right to receive, Class A common stock. We are offering 4,000,000 shares of Class A common stock (4,600,000 shares of Class A common stock if the over-allotment option is exercised in full). The issuance of additional shares of our Class A common stock in this offering or other issuances of our Class A common stock or convertible or other equity linked securities, including options and warrants, or otherwise, will dilute the ownership interest of our Class A common shareholders. As of October 2, 2009, we had 3,720,494 shares of Class A common stock reserved for issuance under our equity plans (including our employee stock purchase plan), under which restricted stock units with respect to, and options to purchase a total of, 2,091,141 shares were outstanding as of October 2, 2009 (with the options having a weighted average exercise price of $13.90 per share and options to purchase 664,140 shares being exercisable). In addition, we had 3,762,231 shares of Class B common stock outstanding convertible into 3,762,231 shares of Class A common stock.

In the future, we may sell additional shares of our Class A common stock to raise capital. We cannot predict the size of future sales or the effect, if any, they may have on the market price of our Class A common stock. The sale of substantial amounts of Class A common stock, or the perception that such sales may occur, could adversely affect the market price of our Class A common stock and impair our ability to raise capital through the sale of additional equity securities.

Volatility in the market price and trading volume of our Class A common stock could adversely impact the value of your shares of our Class A common stock.

The stock market in recent years has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market factors may materially reduce the market price of our Class A common stock, regardless of our operating performance. The market price of our Class A common stock, which has experienced significant price and volume fluctuations in recent months, could continue to fluctuate significantly for many reasons, including in response to the risks described in this prospectus supplement or for reasons unrelated to our operations, such as:

•	reports by industry analysts;

•	changes in financial estimates by securities analysts, or our inability to meet or exceed securities analysts’ or investors’ estimates or expectations;

•	actual or anticipated sales of common stock by existing shareholders;

•	capital commitments;

•	additions or departures of key personnel;

•	developments in our business or in our industry generally;

•	a prolonged downturn in our industry;

•	general market conditions, such as interest or foreign exchange rates, commodity and equity prices, availability of credit, asset valuations and volatility;

•	changes in global financial and economic markets;

•	armed conflict, war or terrorism;

•	regulatory changes affecting our industry generally or our business and operations in particular;

•	changes in market valuations of other companies in our industry;

•	the operating and securities price performance of companies that investors consider to be comparable to us; and

•	announcements of strategic developments, acquisitions and other material events by us, our competitors or our suppliers.

Oregon law and our Restated Articles of Incorporation may impede or discourage a takeover, which could impair the market price of our Class A common stock.

We are an Oregon corporation, and certain provisions of Oregon law and our Restated Articles of Incorporation may have anti-takeover effects and could delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of the incumbent management and directors more difficult, which, under certain circumstances, could reduce the market price of our Class A common stock.

Our issuance of preferred stock could adversely affect holders of Class A common stock.

Our Board of Directors is authorized to issue series of preferred stock without any action on the part of our holders of Class A common stock. Our Board of Directors also has the power, without shareholder approval, to set the terms of any such series of preferred stock that may be issued, including voting powers, preferences over our Class A common stock with respect to dividends or if we voluntarily or involuntarily dissolve or distribute our assets and other terms. If we issue preferred stock in the future that has preference over our Class A common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our Class A common stock, the rights of holders of our Class A common stock or the price of our Class A common stock could be adversely affected.

Use of proceeds

We estimate the net proceeds from this offering, after deducting estimated offering expenses and the underwriters’ discounts and commissions, will be approximately $49.4 million (assuming an offering price of $13.15 per share, the last reported sale price of our common stock on the New York Stock Exchange on October 2, 2009, and assuming no exercise of the underwriters’ over-allotment option for this offering). We intend to use the net proceeds of this offering for general corporate purposes, including working capital and potential acquisitions of additional dealerships and related businesses. Prior to such use, we expect to pay down amounts outstanding under our Credit Facility and one or more of our flooring lines of credit, which can be re-accessed when cash is needed for other purposes.

Our Credit Facility currently matures in April 2010 and has an interest rate of 30-day LIBOR plus 4.40%. Our flooring lines have interest rates based on one-month LIBOR plus amounts ranging from 2.35% to 5.75%, three-month LIBOR plus amounts ranging from 1.50% to 2.75% and the Prime Rate plus amounts ranging from -0.60% to 0.50%.

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2009 on:

•	an actual basis; and

•

an as adjusted basis to give effect to the sale of the shares of Class A common stock offered hereby (assuming an offering price of $13.15 per share, the last reported sale price of our common stock on the New York Stock Exchange on October 2, 2009, and assuming no exercise of the underwriters’ over-allotment option for this offering) and the application of the net proceeds therefrom as described under “Use of proceeds.”

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our amendment to our Current Report on Form 8-K/A filed on October 2, 2009, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, and our historical financial statements and the related notes, which are incorporated by reference into this prospectus supplement.

	As of June 30, 2009
	Actual	As adjusted for this offering

Cash and cash equivalents	$17,009	$17,009

Notes payable-flooring(1)	215,987	215,987

Long-term debt, including current maturities
Revolving credit facility(1)	68,000	18,561
Mortgage notes payable	192,169	192,169
Other notes payable	18,060	18,060

Total long-term debt	278,229	228,790
Total stockholders’ equity	257,623	307,062

Total capitalization	$535,852	$535,852

(1)	The net proceeds from this offering will initially be used to temporarily reduce borrowings under the Credit Facility and under certain flooring notes payable pending their use as described in “Use of proceeds.” Since July 1, 2009, we have used cash on hand to reduce amounts outstanding under the Credit Facility. The actual amount outstanding under the Credit Facility as of September 30, 2009 was $20.0 million. The excess of the net proceeds from this offering over the amount necessary to repay all amounts outstanding under the Credit Facility will initially be used to temporarily repay a portion of our flooring notes payable. Amounts repaid under the Credit Facility and under flooring notes payable may be reborrowed as needed in accordance with the terms of the applicable debt agreements.

Price range of Class A common stock and dividends

Our Class A common stock is listed on the New York Stock Exchange under the symbol “LAD.” The following table sets forth, for the periods indicated, the high and low closing sales prices for our Class A common stock and dividends paid per share of Class A common stock.

	Price range of Class A common stock		Dividend paid per share
	High	Low

Year ending December 31, 2009
Fourth quarter (through October 2, 2009)	$13.72	$13.15	—
Third quarter	16.19	8.81	—
Second quarter	9.24	1.85	—
First quarter	3.85	1.98	—
Year ended December 31, 2008
Fourth quarter	$4.55	$1.55	—
Third quarter	6.16	3.81	$0.05
Second quarter	10.48	4.92	0.14
First quarter	15.55	9.07	0.14
Year ended December 31, 2007
Fourth quarter	$20.53	$13.33	$0.14
Third quarter	25.70	16.85	0.14
Second quarter	29.00	25.34	0.14
First quarter	31.34	26.41	0.14

The last reported sale price of our Class A common stock on the New York Stock Exchange on October 2, 2009 was $13.15 per share. As of October 2, 2009, there were 17,437,420 shares of our Class A common stock outstanding.

The payment of any future dividend on our common stock is subject to the business judgment of our Board of Directors, taking into consideration our historic and projected results of operations, financial condition, cash flows, capital requirements, covenant compliance, share repurchases, current economic environment and other factors considered relevant. Our Board of Directors’ dividend policy is to review our financial performance, capital adequacy, regulatory compliance and cash resources on a quarterly basis and, if such review is favorable, to declare and pay a cash dividend to shareholders. Each share of Class A and Class B common stock is treated equally with respect to dividends. Currently, our Credit Facility restricts the payment of cash dividends and prohibits the repurchase of shares of our common stock without the prior written consent of the lenders.

The Oregon Business Corporation Act (“OBCA”) allows an Oregon corporation to make a distribution, including payment of dividends, only if, after giving effect to the distribution, in the judgment of the board of directors: (a) the corporation would be able to pay its debts as they become due in the usual course of business, and (b) the corporation’s total assets would at least equal the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Description of common stock

Our authorized capital stock consists of 100,000,000 shares of Class A common stock, 25,000,000 shares of Class B common stock and 15,000,000 shares of preferred stock, each with no par value. As of October 2, 2009, we had 17,437,420 outstanding shares of Class A common stock, 3,762,231 outstanding shares of Class B common stock and no outstanding shares of preferred stock. Lithia Holding holds all shares of outstanding Class B common stock.

We have summarized certain of the material provisions of our Class A and Class B common stock below. We urge you to read our Restated Articles of Incorporation (which was filed as Exhibit 3.1 to our Form 10-K for the year ended December 31, 1999, as filed with the SEC on March 30, 2000) and our Amended and Restated Bylaws (which was filed as Exhibit 3.2 to our Form 10-K for the year ended December 31, 2008, as filed with the SEC on March 16, 2009) for a detailed description of the provisions thereof summarized below.

Voting

Holders of Class B common stock are entitled to ten votes for each share held, while holders of Class A common stock are entitled to one vote for each share held. The Class A and Class B common stock vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. The OBCA, however, entitles either the Class A or Class B common stock to vote as a separate voting group on any proposed amendment of our Restated Articles of Incorporation requiring shareholder approval if the proposed amendment would:

•	increase or decrease the aggregate number of authorized shares of the class;

•	effect an exchange or reclassification of all or part of the shares of the class into shares of another class;

•	effect an exchange or reclassification, or create the right of exchange, of all or part of the shares of another class into shares of the class;

•	change the designation, rights, preferences or limitations of all or part of the shares of the class;

•	change the shares of all or part of the class into a different number of shares of the same class;

•	create a new class of shares having rights or preferences with respect to distributions or to dissolution that are prior, superior or substantially equal to the shares of the class;

•

increase the rights, preferences or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior, superior or substantially equal to the shares of the class;

•	limit or deny an existing preemptive right of all or part of the shares of the class; or

•	cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on all or part of the shares of the class.

Shares of the two classes of common stock do not have cumulative voting rights with respect to the election of directors.

As of October 2, 2009, Lithia Holding holds shares of Class B common stock controlling 68% of the aggregate number of votes eligible to be cast by shareholders for the election of directors and on all other actions to be taken by the shareholders, except as noted above. Accordingly, Lithia Holding controls the election of our Board of Directors and is in a position to control the policies and operations of our company. Currently, Sidney B. DeBoer, our Chairman and Chief Executive Officer, is the sole managing member of Lithia Holding, and can direct the voting of all shares of Class B common stock. Following the offering, Mr. DeBoer will continue to control the election of our Board of Directors.

Dividends and other rights

Subject to the preferences applicable to any preferred stock outstanding at the time, holders of shares of common stock are entitled to dividends if, when and as declared by the Board of Directors from funds legally available therefor, and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities and preferred stock preferences, if any. Each share of Class A and Class B common stock is treated equally with respect to dividends and distributions.

The OBCA allows an Oregon business corporation to make a distribution, including payment of dividends, only if, after giving effect to the distribution, in the judgment of the board of directors: (a) the corporation would be able to pay its debts as they become due in the usual course of business; and (b) the corporation’s total assets would at least equal the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

No additional shares of Class B common stock can be issued without the prior approval of shareholders holding a majority of all shares of Class A common stock outstanding, except in conjunction with certain dividends and other distributions.

Holders of common stock have no preemptive rights or rights to subscribe for additional securities. Shares of common stock are not redeemable and there are no sinking fund provisions. Shares of Class A common stock are not convertible into any other series or class of our securities. Subject to adjustments for stock splits, stock dividends, reclassifications and similar transactions and events, each share of Class B common stock is freely convertible into one share of Class A common stock at the option of the holder. Each share of Class B common stock shall automatically convert to a share of Class A common stock on a share-for-share basis on the earliest record date for an annual meeting of our shareholders on which the number of shares of Class B common stock outstanding is less than 1% of the total number of shares of common stock outstanding.

Shares of Class B common stock may not be transferred to third parties except for transfers to certain family members and in other limited circumstances. Any purported transfer of Class B common stock to a person who is not a permitted transferee under our Restated Articles of Incorporation is automatically void.

Transfer agent; listing

The transfer agent and registrar for the Class A common stock is Computershare Trust Company, Inc., Golden, Colorado. Our outstanding shares of Class A common stock are listed on the New York Stock Exchange under the symbol “LAD.”

Anti-takeover effects

Certain provisions of Oregon law and our Restated Articles of Incorporation, summarized in the following paragraphs, may have anti-takeover effects and could delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of the incumbent management and directors more difficult.

Class B common shares

Our Restated Articles of Incorporation provide for Class A and Class B common stock. A holder of Class B common stock is entitled to ten votes for each share held, while a holder of Class A common stock is entitled to one vote per share held. On most matters, the Class A and Class B common stock vote together as a single class, including the election of our Board of Directors and the approval of any merger. Lithia Holding holds all of the outstanding shares of our Class B common stock, which constitute approximately 68% of the aggregate number of votes eligible to be cast by shareholders. Therefore, Lithia Holding controls the election of our Board of Directors and is in a position to control the policies and operations of our company and reject any merger or acquisition proposal. In addition, because Sidney B. DeBoer, our Chairman and Chief Executive Officer, is the sole managing member of Lithia Holding, he currently controls and will continue to control all of the outstanding Class B common stock, thereby allowing him to control our company.

Authorized shares

Our Restated Articles of Incorporation authorize the issuance of 100,000,000 shares of Class A common stock. The Class A common shares that are authorized but unissued provide our Board of Directors with flexibility to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the granting of equity incentive awards. However, these authorized but unissued shares may also be used by our Board of Directors consistent with its fiduciary duties to deter future attempts to gain control of us.

In addition, our Restated Articles of Incorporation authorize the issuance of “blank check” voting preferred stock, which, although intended primarily as a financing tool and not as a defense against takeovers, could potentially be used by management to make uninvited attempts to acquire control more difficult by, for example, diluting the ownership interest or voting power of shareholders, increasing the consideration necessary to effect an acquisition or selling unissued shares to a friendly third party.

Oregon Control Share Act

We are subject to the Oregon Control Share Act, under which a person who acquires voting stock in a transaction which results in such person holding more than 20%, 33 1/3% or 50% of the total voting power cannot vote the shares it acquires in the acquisition unless voting rights are accorded to such control shares (i) by the holders of a majority of the outstanding voting shares, excluding the control shares held by such person and shares held by our officers and inside directors, and (ii) by the holders of a majority of the outstanding voting shares, including the control shares held by such person and shares held by our officers and inside directors. This vote would be required at the time an acquiring person’s holdings exceed 20% of the total voting power, and again at the time the acquiring person’s holdings exceed 33 1/3% and 50%, respectively. An acquiring person can include persons acting as a group. A transaction in which voting power is acquired solely by receipt of an immediately revocable proxy does not constitute an acquisition covered by the provisions of the OBCA described here. The acquiring person may, but is not required to, submit to us an “Acquiring Person Statement” setting forth certain information about the acquiring person and its plans with respect to us. The Acquiring Person Statement may also request that we call a special meeting of shareholders to determine whether the control shares will be allowed to retain voting rights. If the acquiring person does not request a special meeting of shareholders, the issue of voting rights of control shares will be considered at the next annual meeting or special meeting of shareholders that is held more than 60 days after the date of the acquisition of control shares. If the acquiring person’s control shares are accorded voting rights and represent a majority or more of all voting power, shareholders who do not vote in favor of the restoration of such voting rights will have the right to receive the appraised “fair value” of their shares, which may not be less than the highest price paid per share by the acquiring person for the control shares.

Oregon Business Combination Act

We are also subject to the Oregon Business Combination Act, which generally provides that in the event a person or entity acquires 15% or more of our voting stock, we and such person or entity, or any affiliated entity, may not engage in the following business combination transactions for a period of three years following the date the person acquired 15% or more of the voting stock:

•	a merger or plan of share exchange;

•

any sale, lease, mortgage or other disposition of the assets of the corporation where the assets have an aggregate market value equal to 10% or more of the aggregate market value of our assets or outstanding capital stock; and

•	transactions that result in the issuance of our capital stock to the shareholder that acquired 15% or more of the voting stock.

These restrictions do not apply if:

•

the shareholder that acquired 15% or more of the voting stock, as a result of such acquisition, owns at least 85% of our outstanding voting stock disregarding shares owned by directors who are also officers and certain employee benefit plans;

•	our Board of Directors approves the share acquisition or business combination before the shareholder acquired 15% or more of our voting stock; or

•

our Board of Directors and the holders of at least two-thirds of our outstanding voting stock, disregarding shares owned by the shareholder that acquired 15% or more of the voting stock, approve the transaction after the shareholder acquires 15% or more of our voting stock.

The Oregon Control Share Act and the Oregon Business Combination Act will have the effect of encouraging any potential acquirer to negotiate with our Board of Directors and will also discourage potential acquirers unwilling to comply with the provisions of these laws. An Oregon corporation may provide in its articles of incorporation or bylaws that the laws described above do not apply to its shares. We have not adopted such a provision and do not currently intend to do so. These laws may make us less attractive for takeover, and thus shareholders may not benefit from a rise in the price of our Class A common stock that a takeover could cause.

Indemnification and limitation of liability of officers and directors

As an Oregon corporation, Lithia is subject to the provisions of the OBCA. The OBCA permits a corporation to indemnify an individual who is made a party to a proceeding because such individual is or was a director of the corporation against liability incurred in the proceeding if:

•	his or her conduct was in good faith;

•	he or she reasonably believed that his or her conduct was in the corporation’s best interest, or at least not opposed to the corporation’s best interests; and

•	in the case of a criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Unless a corporation’s articles of incorporation provide otherwise, indemnification is mandatory if the director is wholly successful on the merits or otherwise in such a proceeding, or if a court of competent jurisdiction orders the corporation to indemnify the director. Lithia’s Restated Articles of Incorporation do not limit the statutory right to indemnification.

Under the OBCA, a corporation may not, however, indemnify the individual if the individual was adjudged liable:

•	to the corporation in a proceeding by or in the right of the corporation; or

•	in any proceeding charging improper personal benefit on the basis that he or she improperly received a personal benefit.

Lithia’s Restated Articles of Incorporation provide that we will indemnify our directors and officers against reasonable expenses (including attorney fees), judgments, fines, penalties, excise taxes or settlement payments incurred or suffered by reason of service as a director or officer or at Lithia’s request as a director, officer, partner or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. In addition, Lithia has entered into an indemnity agreement with each of its directors and officers that provides each of them with the maximum possible indemnity protection permitted by law.

The OBCA also provides that a corporation’s articles of incorporation may limit or eliminate the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director, provided that no such provision shall eliminate the liability of a director for:

•	any breach of the directors’ duty of loyalty to the corporation or its shareholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	any unlawful distribution; or

•	any transaction from which the director derived an improper personal benefit.

Lithia’s Restated Articles of Incorporation limit monetary liability of our directors for their conduct as directors to the fullest extent permitted under the OBCA. These provisions do not limit Lithia’s rights, or any shareholder’s rights, to seek non-monetary relief, and do not affect a director’s or officer’s responsibilities under other laws such as federal or state securities laws. If the OBCA is amended to further limit the directors’ liability, Lithia’s Restated Articles of Incorporation would incorporate such amendment on its effective date.

Lithia also maintains insurance coverage relating to certain liabilities of directors and officers.

Certain United States federal tax considerations

The following is a summary of certain material U.S. federal income and estate tax consequences relating to the purchase, ownership and disposition of our Class A common stock by non-United States holders, as defined below, that hold such shares as capital assets. This summary is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated thereunder and administrative and judicial rulings and decisions now in effect, all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary does not purport to address all aspects of U.S. federal income and estate taxation that may affect particular investors in light of their individual circumstances, or certain types of investors subject to special treatment under U.S. federal income tax laws, such as persons that mark to market their securities, financial institutions (including banks), individual retirement and other tax-deferred accounts, tax-exempt organizations, regulated investment companies, real estate investment trusts, “controlled foreign corporations,” “passive foreign investment companies,” broker-dealers, former U.S. citizens or long-term residents, insurance companies, persons that hold our Class A common stock as part of a hedge, straddle or synthetic security or that hold our Class A common stock as part of a constructive sale, conversion transaction or other integrated transaction, and pass-through entities (including partnerships and entities and arrangements classified as partnerships for U.S. federal income tax purposes) and their beneficial owners. This summary does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction or any gift or alternative minimum tax consequences.

For purposes of this summary, the term “non-United States holder” refers to a beneficial owner of our Class A common stock that for U.S. federal income tax purposes is not:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any State or the District of Columbia;

•	a partnership (including an entity or arrangement treated as a partnership) for U.S. federal income tax purposes;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if a court within the United States is able to exercise primary jurisdiction over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or it has a valid election in effect to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partners of partnerships that are beneficial owners of our Class A common stock should consult their tax advisors.

We have not requested, and do not intend to request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income or estate tax consequences described below. There can be no assurance that the IRS will not disagree with or challenge any of the conclusions set forth herein.

If you are considering investing in our Class A common stock, you should consult your own tax advisor with respect to your particular tax consequences of owning and disposing of our Class A common stock, including the consequences under the laws of any state, local or non-U.S. jurisdiction.

Dividends

If you receive a distribution with respect to our Class A common stock that is treated as a taxable dividend because it is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), you generally will be subject to U.S. federal withholding tax at a 30% rate on the gross amount of such taxable dividend unless:

•

the dividend is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), and you timely provide to the person who otherwise would be required to withhold U.S. federal income tax a properly completed IRS Form W-8ECI (or appropriate substitute form) to avoid withholding; or

•

an applicable income tax treaty provides for a lower rate of withholding tax, and you certify your entitlement to the applicable reduction under the treaty by timely delivering a properly completed IRS Form W-8BEN (or appropriate substitute form) to the person required to withhold U.S. federal income tax (which form may be required to be updated periodically).

Except to the extent provided by an applicable income tax treaty, a dividend that is effectively connected with the conduct of a U.S. trade or business will be subject to U.S. federal income tax on a net income basis at the rates applicable to United States persons generally (and, if you are a corporation, may also be subject to a 30% branch profits tax unless reduced by an applicable income tax treaty).

Sale, exchange or other disposition

You generally will not be subject to U.S. federal income tax on gain realized upon a sale or other disposition of our Class A common stock, unless (a) such gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishement), (b) if you are an individual, you are present in the United States for 183 days or more during the taxable year in which such gain is realized and certain other conditions exist or (c) we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such sale or other disposition and the period during which you held our Class A common stock. We believe that we currently are not, and we do not anticipate becoming, a U.S. real property holding corporation.

Except to the extent provided by an applicable income tax treaty, gain that is effectively connected with the conduct of a U.S. trade or business will be subject to U.S. federal income tax on a net basis at the rates applicable to United States persons generally (and, if you are a corporation, may also be subject to a 30% branch profits tax unless reduced or exempted by an applicable income tax treaty). If you are an individual present in the United States for 183 days or more in the taxable year and meet certain other conditions, then you will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which your capital gains (including gains from the sale or other disposition of our common stock), to the extent treated as having a U.S. source, exceed your capital losses allocable to U.S. sources, even though you are not considered a resident alien under the Code. To claim the benefit of an applicable income tax treaty, you must timely provide the appropriate and properly executed IRS form.

Information reporting and backup withholding

Information returns may be filed with the IRS in connection with payments of dividends on our Class A common stock and the proceeds of a sale or other disposition of our Class A common stock. You may be subject to U.S. information reporting and backup withholding on these payments unless you comply with certification procedures to establish that you are not a United States person (and the payor does not have actual knowledge or reason to know that you are a United States person) or you otherwise qualify for an exemption. The certification procedures required of non-United States holders to claim the exemption from withholding tax on dividend payments, described above, will satisfy the certification requirements necessary to avoid backup withholding as well. In addition, the amount of dividends on our Class A common stock paid to a non-United States holder, and the amount of any U.S. federal tax withheld therefore, must be annually reported to the IRS and the holder. This information may be made available by the IRS to the tax authorities of the country in which the non-United States holder resides under the provisions of an applicable income tax treaty or agreement.

Payment of the proceeds of the sale or other disposition of our Class A common stock to or through a non-U.S. office of a U.S. broker or of a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting requirements, but not backup withholding, unless you certify under penalties of perjury that you are not a United States person (and the payor does not have actual knowledge or reason to know that you are a United States person) or an exemption otherwise applies. Payments of the proceeds of a sale or other disposition of our Class A common stock to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless you certify under penalties of perjury that you are not a United States person or otherwise establish an exemption.

The amount of any backup withholding from a payment will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

Estate tax

Our Class A common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes), at the time of his or her death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Underwriting

We are offering the shares of Class A common stock described in this prospectus supplement through the underwriters named below. J.P. Morgan Securities Inc. is acting as book-running manager of the offering and as representative of the underwriters. We will enter into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.

Stephens Inc.

Total	4,000,000

The underwriters are committed to purchase all the shares of Class A common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the shares of Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering of the shares, the underwriters may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 600,000 additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discount is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters per share of our Class A common stock. The following table shows the per share and total underwriting discounts and commissions we will pay, assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per share		Total
	Without over-allotment	With over-allotment	Without over-allotment	With over-allotment

Underwriting discounts and commissions	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $400,000. The Company will pay all offering expenses.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed with the underwriters that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of Lithia’s Class A or Class B common stock (collectively, the “Common Stock”) or any securities convertible into or exchangeable or exercisable for any shares of Common Stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers all or a portion of the economic consequences of ownership of any shares of Common Stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of Common Stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities Inc. on behalf of the underwriters, for a period of 90 days after the date of this prospectus supplement, other than (i) the shares of Class A common stock to be sold hereunder or (ii) shares of Common Stock issued upon the exercise of options granted under the Company’s existing stock-based incentive plans. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers and Lithia Holding have agreed with the underwriters not to, for a period of 90 days after the date of this prospectus supplement, without the prior written consent of J.P. Morgan Securities Inc. on behalf of the underwriters, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Common Stock or any securities convertible into or exercisable or exchangeable for our Common Stock (including, without limitation, Common Stock or such other securities which may be deemed to be beneficially owned by such directors and executive officers and Lithia Holding in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or publicly disclose the intention to make any offer, sale, pledge or disposition, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise or (iii) make any demand for or exercise any right with respect to the registration of any shares of our Common Stock or any security convertible into or exercisable or exchangeable for our Common Stock, in each case other than (A) transfers of shares of Common Stock as a bona fide gift or gifts or to a trust for the direct or indirect benefit of such director or executive officer or Lithia Holding or the immediate family of such director or executive officer or by intestate succession to the legal representatives or a member of the immediate family of such director or executive officer, (B) the distribution to any partnership, corporation or limited liability company controlled by such director or executive officer or Lithia Holding or by a member of the immediate family of such director or executive officer, (C) action taken by lenders with respect to the pledge of 1.9 million shares of Class B common stock owned by Lithia Holding to secure personal indebtedness of Sidney B. DeBoer existing on the date of this prospectus supplement, (D) with respect to restricted stock awards vesting in such period, the surrender, forfeiture or delivery of Common Stock to satisfy tax withholding obligations by such director or executive officer or Lithia Holding and (E) with respect to stock options held by such director or executive officer or Lithia Holding, the exercise of such stock options pursuant to the Company’s stock-based incentive plans in effect on the date hereof effected by means of net share settlement (including with respect to such exercise the surrender or forfeiture of Common Stock to satisfy tax withholding obligations) or by the delivery of Common Stock held by such director or executive officer or Lithia Holding, provided that in the case of any transfer pursuant to clause (A) or (B), each donee, transferee or distributee executes and delivers to the representative a lock-up letter in the form of this paragraph and no filing by any party under the Exchange Act or other public announcement is required or is made voluntarily in connection with such transfer (other than a filing on a Form 5 made after the expiration of the 90-day period referred to above). Notwithstanding the foregoing, if (i) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “LAD”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the shares of Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the shares of Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares of Class A common stock in the open market. In making this determination, the underwriters will consider, among other things, the price of shares of Class A common stock available for purchase in the open market compared to the price at which the underwriters may purchase shares of Class A common stock through the over-allotment option. To the extent that the underwriters create a naked short position, they will purchase shares of Class A common stock in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock. These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in over the counter market or otherwise.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the accounts of their customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

In relation to each Member State of the European Economic Area (the “EEA”) which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares which are the subject of the offering contemplated by this prospectus supplement may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of Class A common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000; and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors”, as defined in the Prospectus Directive), subject to obtaining the prior consent of the representative for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of Class A common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer within the EEA of shares of Class A common stock which are the subject of the offering contemplated in this prospectus supplement should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor will authorize, the making of any offer of the shares of Class A common stock through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares of Class A common stock contemplated in this prospectus supplement.

For the purposes of this provision, and the buyer’s representation below, the expression an “offer to the public” in relation to any shares of Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of Class A common stock to be offered so as to enable an investor to decide to purchase any shares of Class A common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State; and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares of Class A common stock which are the subject of the offering contemplated by this prospectus supplement under, the offers contemplated in this prospectus supplement will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

•	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•

in the case of any shares of Class A common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares of Class A common stock acquired by it in the offering have not been acquired on behalf of, or with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representative has been given to the offer or resale; or (ii) where shares of Class A common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Legal matters

Roberts Kaplan LLP, Portland, Oregon, will pass upon the validity of the securities issuable under this prospectus supplement for Lithia. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

Experts

The consolidated financial statements of Lithia Motors, Inc. and subsidiaries as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

$100,000,000

Lithia Motors, Inc.

Class A common stock

Preferred stock

Warrants

Debt securities

Units

Stock purchase contracts

Depositary shares

We may from time to time offer to sell, together or separately, Class A common stock, preferred stock, warrants, debt securities, units, stock purchase contracts or depositary shares. These securities may be convertible, exercisable or exchangeable for Class A common stock, preferred stock or debt securities. The debt securities may consist of debentures, notes or other types of debt.

We will provide the specific terms of these securities in supplements to this prospectus at the time of offering. You should read this prospectus, the applicable prospectus supplement, any free writing prospectus, as well as the documents incorporated or deemed to be incorporated by reference in this prospectus, carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “LAD.” On October 2, 2009, the closing price of our Class A common stock on The New York Stock Exchange was $13.15 per share. Each prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange.

We may offer securities through underwriters or dealers, by us directly, through agents or through a combination of any of these methods of sale. The prospectus supplement for an offering of securities will describe in detail the plan of distribution for that offering.

Investing in our securities involves risks. Please refer to the “Risk Factors” section of this prospectus beginning on page 3, our Securities Exchange Act of 1934 filings and the applicable prospectus supplement before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 5, 2009.

i

About this prospectus

This prospectus is part of a registration statement that Lithia Motors, Inc. filed with the Securities and Exchange Commission, or the “SEC,” using a “shelf” registration process. Under this shelf registration process, we may sell, either separately or together, Class A common stock, preferred stock, warrants, debt securities, units, stock purchase contracts or depositary shares in one or more offerings. We may also issue Class A common stock, preferred stock or debt securities upon conversion, exercise or exchange of any of the securities mentioned above.

This prospectus provides you with a general description of the securities that we may issue. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Such prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.” We may also prepare free writing prospectuses that describe particular securities. Any free writing prospectus should also be read in connection with this prospectus and with any prospectus supplement referred to therein. For purposes of this prospectus, any reference to an applicable prospectus supplement may also refer to a free writing prospectus, unless the context otherwise requires.

All references to “Lithia,” “company,” “we,” “our” and “us” in this prospectus refer to Lithia Motors, Inc. and its subsidiaries, except where the context otherwise requires or as otherwise indicated.

The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. The registration statement is available at the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

The distribution of this prospectus and the applicable prospectus supplement and the offering of the securities in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus and the applicable prospectus supplement come, should inform themselves about and observe any such restrictions. This prospectus and the applicable prospectus supplement do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

You should rely only on the information incorporated by reference or presented in this prospectus or an applicable prospectus supplement. Neither we, nor any underwriters, dealers or agents, have authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of those documents.

ii

Prospectus summary

This summary provides a brief overview of the key aspects of Lithia and the offered securities that are known as of the date of this prospectus. For a more complete understanding of the terms of the offered securities, prior to making an investment decision, you should carefully read:

•	This prospectus, which explains the general terms of the securities we may offer;

•	The applicable prospectus supplement, which explains specific terms of the securities being offered and updates and changes information in this prospectus; and

•	The documents referred to in “Where You Can Find More Information.”

Lithia Motors, Inc.

We are a leading operator of automotive franchises and retailer of new and used vehicles and services. We sell new and used cars and light trucks; sell replacement parts; provide vehicle maintenance, warranty, paint and repair services; and arrange related financing, service contracts, protective products and credit insurance for our automotive customers. We were founded in 1946 and incorporated in 1968.

As of June 30, 2009, we had consolidated total assets of $938.2 million, total liabilities of $680.6 million and total shareholders’ equity of $257.6 million. Our principal executive offices are located at 360 E. Jackson Street, Medford, Oregon 97501. Our telephone number at this location is (541) 776-6401. Our website is located at http://www.lithia.com. The information contained on our website is not a part of this prospectus.

The securities we may offer

We may use this prospectus to offer:

•	Class A common stock;
•	preferred stock;
•	warrants;
•	debt securities;
•	units;
•	stock purchase contracts; and
•	depositary shares

A prospectus supplement will describe the specific types, amounts, prices and detailed terms of any of these offered securities.

Class A common stock

We may issue Class A common stock, no par value per share. Holders of Class A common stock are entitled to receive dividends if, when and as declared by our Board of Directors. Each holder of Class A common stock is entitled to one vote per share and has no preemptive rights or cumulative voting rights.

Preferred stock

We may issue one or more series of preferred stock with various terms to be established by our Board of Directors. Each series of preferred stock will be more fully described in the particular prospectus supplement that will accompany this prospectus, including redemption provisions, rights in the event of liquidation, dissolution or winding up of Lithia, voting rights, conversion rights and how and when dividends will be paid on the series of preferred stock.

Warrants

We may issue warrants independently or together with any securities. Warrants are securities pursuant to which we may sell or purchase Class A common stock, preferred stock, debt securities or any combination of these securities. We will issue any warrants under separate warrant agreements.

Debt securities

We may issue several different types of debt securities, including debentures, notes or other types of debt. For any particular debt securities we offer, the applicable prospectus supplement will describe the terms of the debt securities. We may issue senior and subordinated debt, including subordinated and junior subordinated debt securities, directly or under separate indentures to be entered into by and between us and a qualified trustee selected by us. Debt securities may be convertible into our Class A common stock or preferred stock, as described in the applicable prospectus supplement.

Units

We may issue units comprised of shares of Class A common stock, shares of preferred stock, warrants, one or more debt securities, stock purchase contracts and depository shares in any combination.

Stock purchase contracts

We may issue stock purchase contracts, including contracts obligating holders to purchase from or sell to us, and us to sell to or purchase from the holders, a specified number of shares of Class A common stock, preferred stock, warrants or depositary shares or other security or property at a future date or dates. The stock purchase contracts may be issued separately or as part of stock purchase units, consisting of a stock purchase contract and any combination of securities. The applicable prospectus supplement will describe the terms of the stock purchase contracts, including, if applicable, collateral arrangements.

Depositary shares

We may issue depositary shares representing fractional shares of debt securities or preferred stock. Each particular series of depositary shares will be more fully described in the prospectus supplement that will accompany this prospectus. These depositary shares will be evidenced by depositary receipts and issued under a deposit agreement between us and a bank or trust company.

Risk factors

Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in the applicable prospectus supplement and in our most recent Annual Report on Form 10-K, and in our updates to those Risk Factors in our Quarterly Reports on Form 10-Q, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

Ratio of earnings to combined fixed charges

The following table shows the ratio of earnings to combined fixed charges for us and our consolidated subsidiaries for the dates indicated.

	Six Months Ended June 30,		Year Ended December 31,
(Dollars in Thousands)	2009	2008	2008	2007	2006	2005	2004

Ratio of earnings to combined fixed charges:	1.4x	(294,424)[1]	(292,127)[1]	1.7x	2.2x	3.8x	3.8x

(1)	Reflects deficiency of earnings available to cover fixed charges. Because of the deficiency, ratio information is not provided.

For purposes of these ratios, “earnings” consist of income from continuing operations before income taxes and fixed charges, and “fixed charges” consist of interest expense on indebtedness and the interest component of rental expense for capital lease obligations, and amortization of debt discount and issuance expenses.

We did not have any preferred stock outstanding for the periods presented above, and therefore the ratios of earnings to combined fixed charges and preferred stock dividends would be the same as the ratios of earnings to combined fixed charges presented above.

Where you can find more information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov as well as our own website at http://www.lithia.com/index.cfm?action=dealerlink&Link=1016263. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We “incorporate by reference” into this prospectus information we file with the SEC, which means that we can disclose important information to you by referring you to documents incorporated by reference. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

Disclosure regarding forward-looking statements

This prospectus, including information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. These statements may include statements that expressly or implicitly predict future results, performance or events. Statements other than statements of historical fact are forward-looking statements. The words “anticipates,” “expects,” “believes,” “estimates” and “intends” and words or phrases of similar meaning identify forward-looking statements. Forward-looking statements involve substantial risks and uncertainties, many of which are difficult to predict and are generally beyond our control. You should carefully consider those risks and uncertainties including those set forth in filings with the SEC, this prospectus and the applicable prospectus supplement. Factors that might cause actual results to differ materially from those presented include, without limitation:

•	Restructuring of operations, including in bankruptcy, by any of the vehicle manufacturers we represent;

•	Conditions in the United States economy and credit markets;

•	Demand for new and used vehicles in our market areas;

•	The continued viability of flooring sources for new and used vehicle inventories;

•	Our restructuring plan to reduce operating losses, exposure to domestic brands and debt levels;

•	Consumer incentives, warranties and marketing programs of vehicle manufacturers;

•	Volatility in vehicle fuel prices;

•	Disruption or change in our relationships with vehicle manufacturers;

•	Import product restrictions and foreign trade risks;

•	Compliance with federal, state and local regulations, including consumer, environmental, health or safety regulations;

•	Our operating losses, indebtedness and lease obligations;

•	The loss of key personnel or the failure to attract additional qualified management personal; and

•	Actions of our largest shareholder, which has the ability to exert sole voting control of our company.

There are other factors that could cause actual results to differ materially from those contemplated by forward-looking statements. We do not intend to update any factors or to publicly announce revisions to any of our forward-looking statements. Readers should consider any forward-looking statements in light of this explanation, and we caution readers about relying on forward-looking statements.

Use of proceeds

Unless the applicable prospectus supplement states otherwise, the net proceeds from the sale of the offered securities will be added to our general funds and will be available for general corporate purposes, including, without limitation:

•	investments in or advances to our existing or future subsidiaries;
•	financing possible acquisitions;
•	repayment of obligations that have matured;
•	reducing or refinancing debt; and
•	working capital.

Until the net proceeds have been used, we may temporarily invest net proceeds in short-term securities. We will disclose any proposal to use the net proceeds from any securities offering in connection with an acquisition in the prospectus supplement relating to such offering.

Determination of offering price

The applicable prospectus supplement will describe the various factors considered in determining the conversion, exercise or exchange price of any offered securities.

Plan of distribution

We may sell offered securities in any of the following ways:

•	to or through underwriters or dealers;
•	by us directly;
•	through agents; or
•	through a combination of any of these methods of sale.

The prospectus supplement will explain the ways we sell specific securities, including the names of any underwriters, dealers or agents, and details of the pricing of the securities, as well as the commissions, concessions or discounts we grant the underwriters, dealers or agents.

If we use underwriters in any sale, the underwriters will buy the securities for their own account and may resell the securities from time to time in one or more transactions, at a fixed public offering price or at varying prices determined at the time of sale. In connection with an offering, underwriters and selling group members and their affiliates may engage in transactions to stabilize, maintain or otherwise affect the market price of the securities, in accordance with applicable law.

Description of capital stock

This section describes the general terms and provisions of the shares of our common and preferred stock based on the provisions of our Restated Articles of Incorporation, Amended and Restated Bylaws and applicable provisions of the Oregon Business Corporation Act (“OBCA”). This description is not complete and is subject to, and is qualified in its entirety by reference to our Restated Articles of Incorporation, Amended and Restated Bylaws and the OBCA.

The prospectus supplement will describe the specific terms of the Class A common stock or preferred stock offered through that prospectus supplement, including redemption provisions, rights in the event of liquidation, dissolution or winding up of Lithia, voting rights, conversion rights and how and when dividends will be paid on the series of preferred stock. We may make sales of Class A common stock from time to time at prevailing market prices directly or through a designated agent. We may also offer Class A common stock or preferred stock upon the conversion, exercise or exchange of preferred stock, debt securities, warrants, stock purchase contracts or depositary shares. Generally, each series of preferred stock will rank on an equal basis with each other series of preferred stock and will rank prior to our Class A and Class B common stock.

Authorized capital stock

Our authorized capital stock consists of 100,000,000 shares of Class A common stock, 25,000,000 shares of Class B common stock and 15,000,000 shares of preferred stock, each with no par value.

Common stock

Each share of common stock is designated as either Class A common stock or Class B common stock. As of October 2, 2009, there were 17,437,420 shares of Class A common stock outstanding and 3,762,231 shares of Class B common stock outstanding. All shares of the outstanding Class B common stock are held by Lithia Holding Company, LLC (“Lithia Holding”).

Voting

Holders of Class B common stock are entitled to ten votes for each share held, while holders of Class A common stock are entitled to one vote for each share held. The Class A and Class B common stock vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. The OBCA, however, entitles either the Class A or Class B common stock to vote as a separate voting group on any proposed amendment of our Restated Articles of Incorporation requiring shareholder approval if the proposed amendment would:

•	increase or decrease the aggregate number of authorized shares of the class;

•	effect an exchange or reclassification of all or part of the shares of the class into shares of another class;

•	effect an exchange or reclassification, or create the right of exchange, of all or part of the shares of another class into shares of the class;

•	change the designation, rights, preferences or limitations of all or part of the shares of the class;

•	change the shares of all or part of the class into a different number of shares of the same class;

•	create a new class of shares having rights or preferences with respect to distributions or to dissolution that are prior, superior or substantially equal to the shares of the class;

•

increase the rights, preferences or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior, superior or substantially equal to the shares of the class;

•	limit or deny an existing preemptive right of all or part of the shares of the class; or

•	cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on all or part of the shares of the class.

Shares of the two classes of common stock do not have cumulative voting rights with respect to the election of directors.

As of October 2, 2009, Lithia Holding holds shares of Class B common stock controlling 68% of the aggregate number of votes eligible to be cast by shareholders for the election of directors and on all other actions to be taken by the shareholders, except as noted above. Accordingly, Lithia Holding controls the election of our Board of Directors and is in a position to control the policies and operations of our company. Currently, Sidney B. DeBoer, our Chairman and Chief Executive Officer, is the sole managing member of Lithia Holding, and can direct the voting of all Class B common stock.

Dividends and other rights

Subject to the preferences applicable to any preferred stock outstanding at the time, holders of shares of common stock are entitled to dividends if, when and as declared by the Board of Directors from funds legally available therefor, and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities and preferred stock preferences, if any. Each share of Class A and Class B common stock is treated equally with respect to dividends and distributions.

The OBCA allows an Oregon business corporation to make a distribution, including payment of dividends, only if, after giving effect to the distribution, in the judgment of the board of directors: (a) the corporation would be able to pay its debts as they become due in the usual course of business; and (b) the corporation’s total assets would at least equal the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. From time to time, our credit facilities may restrict or prohibit the paying of dividends without our lender’s consent.

No additional shares of Class B common stock can be issued without the prior approval of shareholders holding a majority of all Class A common stock outstanding, except in conjunction with stock splits, stock dividends, reclassification and similar transactions and events regarding the Class A common stock that would otherwise have the effect of changing conversion rights of the Class B common stock relative to the Class A common stock.

Holders of common stock have no preemptive rights nor rights to subscribe for additional securities. Shares of common stock are not redeemable and there are no sinking fund provisions. Shares of Class A common stock are not convertible into any other series or class of our securities. Subject to adjustments for stock splits, stock dividends, reclassification and similar transactions and events, each share of Class B common stock is freely convertible into one share of Class A common stock at the option of the holder. Each share of Class B common stock shall automatically convert to shares of Class A common stock on a share-for-share basis on the earliest record date for an annual meeting of our shareholders on which the number of shares of Class B common stock outstanding is less than 1% of the total number of shares of common stock outstanding.

Shares of Class B common stock may not be transferred to third parties except for transfers to certain family members and in other limited circumstances. Any purported transfer of Class B common stock to a person who is not a permitted transferee under our Restated Articles of Incorporation is automatically void.

Transfer agent; listing

The transfer agent and registrar for the Class A common stock is Computershare Trust Company, Inc., Golden, Colorado. Our outstanding shares of Class A common stock are listed on The New York Stock Exchange under the symbol “LAD.”

Preferred stock

As of October 2, 2009, there were no shares of our preferred stock outstanding. The Board of Directors may, without further action of our shareholders, issue shares of preferred stock in one or more series and fix the rights and preferences thereof, including the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption and sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or the designations of such series, and increase or decrease the number of shares of any such series (but not below the number of such shares then outstanding). The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock provides desirable flexibility in connection with acquisitions, raising capital or other corporate purposes. However, our Board of Directors, without further shareholder approval, can issue preferred stock with voting and conversion rights that would adversely affect the voting power and other rights of the holders of common stock.

Anti-takeover effects

Certain provisions of Oregon law and our Restated Articles of Incorporation, summarized in the following paragraphs, may have anti-takeover effects and could delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of the incumbent management and directors more difficult.

Class B common shares

Our Restated Articles of Incorporation provide for Class A and Class B common stock. A holder of Class B common stock is entitled to ten votes for each share held, while a holder of Class A common stock is entitled to one vote per share held. On most matters, the Class A and Class B common stock vote together as a single class, including the election of our Board of Directors and the approval of any merger. Lithia Holding holds all of the outstanding shares of our Class B common stock, which control approximately 68% of the aggregate number of votes eligible to be cast by shareholders. Therefore, Lithia Holding controls the election of our Board of Directors, and is in a position to control the policies and operations of our company and can reject any merger or acquisition proposal. In addition, because Sidney B. DeBoer, our Chairman and Chief Executive Officer, is the sole managing member of Lithia Holding, he currently controls and will continue to control all of the outstanding Class B common stock, thereby allowing him to control our company. So long as at least 16 2/3% of the total shares outstanding are shares of Class B common stock, the holders of Class B common stock will be able to control all matters requiring approval of 66 2/3% or less of the aggregate number of votes.

Authorized shares

Our Restated Articles of Incorporation authorize the issuance of 100,000,000 shares of Class A common stock. The Class A common shares that are authorized but unissued provide our Board of Directors with flexibility to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the granting of equity incentive awards. However, these authorized but unissued shares may also be used by our Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of us.

In addition, our Restated Articles of Incorporation authorize the issuance of “blank check” voting preferred stock, which, although intended primarily as a financing tool and not as a defense against takeovers, could potentially be used by management to make uninvited attempts to acquire control more difficult by, for example, diluting the ownership interest or voting power of shareholders, increasing the consideration necessary to effect an acquisition or selling unissued shares to a friendly third party.

Oregon control share act

We are subject to the Oregon Control Share Act, under which a person who acquires voting stock in a transaction which results in such person holding more than 20%, 33 1/3% or 50% of the total voting power cannot vote the shares it acquires in the acquisition unless voting rights are accorded to such control shares by the holders of a majority of the outstanding voting shares, excluding the control shares held by such person and shares held by our officers and inside directors, and by the holders of a majority of the outstanding voting shares, including shares held by our officers and inside directors. This vote would be required at the time an acquiring person’s holdings exceed 20% of the total voting power, and again at the time the acquiring person’s holdings exceed 33 1/3% and 50%, respectively. An acquiring person can include persons acting as a group. A transaction in which voting power is acquired solely by receipt of an immediately revocable proxy does not constitute an acquisition covered by the provisions of the OBCA described here. The acquiring person may, but is not required to, submit to us an “Acquiring Person Statement” setting forth certain information about the acquiring person and its plans with respect to us. The Acquiring Person Statement may also request that we call a special meeting of shareholders to determine whether the control shares will be allowed to retain voting rights. If the acquiring person does not request a special meeting of shareholders, the issue of voting rights of control shares will be considered at the next annual meeting or special meeting of shareholders that is held more than 60 days after the date of the acquisition of control shares. If the acquiring person’s control shares are accorded voting rights and represent a majority or more of all voting power, shareholders who do not vote in favor of the restoration of such voting rights will have the right to receive the appraised “fair value” of their shares, which may not be less than the highest price paid per share by the acquiring person for the control shares.

Oregon business combination act

We are also subject to the Oregon Business Combination Act, which generally provides that in the event a person or entity acquires 15% or more of our voting stock, we and such person or entity, or any affiliated entity, may not engage in the following business combination transactions for a period of three years following the date the person acquired 15% or more of the voting stock:

•	a merger or plan of share exchange;

•

any sale, lease, mortgage or other disposition of the assets of the corporation where the assets have an aggregate market value equal to 10% or more of the aggregate market value of our assets or outstanding capital stock; and

•	transactions that result in the issuance of our capital stock to the shareholder that acquired 15% or more of the voting stock.

These restrictions do not apply if:

•

the shareholder that acquired 15% or more of the voting stock, as a result of such acquisition, owns at least 85% of our outstanding voting stock disregarding shares owned by directors who are also officers and certain employee benefit plans;

•	our Board of Directors approves the share acquisition or business combination before the shareholder acquired 15% or more of our voting stock; or

•

our Board of Directors and the holders of at least two-thirds of our outstanding voting stock, disregarding shares owned by the shareholder that acquired 15% or more of the voting stock, approve the transaction after the shareholder acquires 15% or more of our voting stock.

The Oregon Control Share Act and the Oregon Business Combination Act will have the effect of encouraging any potential acquirer to negotiate with our Board of Directors and will also discourage potential acquirers unwilling to comply with the provisions of these laws. An Oregon corporation may provide in its articles of incorporation or bylaws that the laws described above do not apply to its shares. We have not adopted such a provision and do not currently intend to do so. These laws may make us less attractive for takeover, and thus shareholders may not benefit from a rise in the price of our Class A common stock that a takeover could cause.

Description of warrants

We may issue warrants in one or more series to purchase Class A common stock, preferred stock, debt securities, depositary shares or any combination of these securities. Warrants may be issued independently or together with any underlying securities and may be attached to or separate from the underlying securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency for or on behalf of holders or beneficial owners of warrants.

The particular terms of the warrants that are offered by us will be described in a prospectus supplement. The prospectus supplement will describe the terms of any warrants, including the following, as may be applicable:

•	the title of the warrants;

•	the total number of warrants to be issued;

•	the consideration for which we will issue the warrants and the aggregate amount of securities purchasable upon exercise of the warrants;

•	anti-dilution provisions to adjust the number of our securities to be delivered upon exercise of the warrants;

•	the designation and terms of the underlying securities purchasable upon exercise of the warrants;

•	the price at which investors may purchase the underlying securities purchasable upon exercise of the warrants;

•	the dates on which the right to exercise the warrants will commence and expire;

•	the procedures and conditions relating to the exercise of the warrants;

•	whether the warrants will be in registered or bearer form;

•	information with respect to book-entry registration and transfer procedures, if any;

•	the minimum or maximum amount of warrants that may be exercised at any one time;

•	the designation and terms of the underlying securities with which the warrants are issued and the number of warrants issued with each underlying security;

•	the date on and after which the warrants and securities issued with the warrants will be separately transferable;

•	a discussion of material United States federal income tax considerations;

•	redemption or call provisions, if any;

•	the identity of the warrant agent; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange, transfer and exercise of the warrants.

You should keep in mind, however, that it is the warrants, the agreement relating to the warrants and the warrant certificates, and not the summaries in such prospectus supplement, which define your rights as a holder of such warrants. You should carefully read these documents for a full description of the terms of such warrants. A copy of the form of warrant agreement will be filed with the SEC as an exhibit to a report on Form 8-K or by a post-effective amendment to the registration statement that includes this prospectus. See “Where You Can Find More Information” for information on how to obtain copies of this document.

Description of debt securities

We may issue several different types of debt securities, including senior debt securities, subordinated debt securities, junior subordinated debt securities, debentures, notes or other types of debt. We will issue debt securities under separate indentures to be entered into by and between us and a qualified trustee selected by us.

A prospectus supplement will describe specific terms relating to the series of debt securities then being offered. Debt securities may be convertible into our Class A common stock or preferred stock, as described in the prospectus supplement. The prospectus supplement may also include some or all of the following terms:

•	the title and type of the debt securities;

•	any limit on the total principal amount of the debt securities;

•	the date or dates on which the principal of the debt securities will be payable, or the method of determining or extending such date(s), and the amount or amounts of such principal payments;

•	the date or dates from which any interest will accrue, or the method of determining such date(s);

•

any interest rate or rates (which may be fixed or variable) that the debt securities will bear, or the method of determining or resetting such rate or rates, and the interest payment dates (if any) for the debt securities;

•	the circumstances, if any, in which payments of principal, premium, if any, or interest on the debt securities may be deferred;

•	the place or places where any principal, premium or interest payments may be made;

•

any optional redemption or other early payment provisions, including the period(s) within which, the price(s) at which, the currency or currencies (including currency units) in which, and the terms and conditions upon which, Lithia may redeem or prepay the debt securities;

•

any provisions obligating Lithia to repurchase or otherwise redeem the debt securities pursuant to sinking fund or analogous provisions, upon the occurrence of a specified event or at the holder’s option;

•	the denominations in which the debt securities are issuable;

•	the amount of discount, if any, with which the debt securities will be issued;

•

if other than U.S. dollars, the currency or currencies, composite currency or currencies or currency units of payment of principal, premium, if any, and interest on the debt securities or in which the debt securities are denominated;

•	any index, formula or other method to be used for determining the amount of any payments on the debt securities;

•	if other than the outstanding principal amount, the amount that will be payable if the maturity of the debt securities are accelerated, or the method of determining such amount;

•

the person to whom any interest on the debt securities will be payable (if other than the registered holder of such debt securities on the applicable record date) and the manner in which it shall be payable;

•	any changes to or additional events of default or covenants;

•

any additions or changes to the indenture relating to a series of debt securities necessary to permit or facilitate issuing the series in bearer form, registrable or not registrable as to principal, and with or without interest coupons;

•

any provisions for the payment of additional amounts on debt securities, including additional amounts on debt securities held by non-U.S. persons in respect of taxes or similar charges withheld or deducted, and for the optional redemption of the debt securities in lieu of paying such additional amounts;

•	any provisions modifying the defeasance or covenant defeasance provisions that apply to the debt securities;

•	appointment of any paying agent(s);

•

the terms and conditions of any obligation or right we would have or any option you would have to convert or exchange the debt securities into other securities, cash or property of Lithia or any other person and any changes to the indenture to permit or facilitate such conversion or exchange;

•	the law governing the debt securities and the extent to which such other law governs; and

•	any other special terms of the debt securities.

You should keep in mind, however, that it is the debt securities and indenture agreement relating to the debt securities, and not the summaries in such prospectus supplement, which define your rights as a holder of such debt securities. You should carefully read these documents for a full description of the terms of such debt securities. A copy of the form of indenture agreement will be filed with the SEC as an exhibit to a report on Form 8-K or by a post-effective amendment to the registration statement that includes this prospectus. See “Where You Can Find More Information” for information on how to obtain copies of this document.

Description of units

We may elect to offer, in one more series, units consisting of Class A common stock, preferred stock, warrants, one or more debt securities, stock purchase contracts and depositary shares in any combination in such amounts and in such numerous distinct series as we determine. When we offer to sell units, we will summarize in a prospectus supplement the particular terms of the units and the applicable unit agreement that we believe will be most important to your decision to invest in such units. The applicable prospectus supplement may describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	provisions of the governing unit agreement; and

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units.

You should keep in mind, however, that it is the units and unit agreement, and not the summaries in such prospectus supplement, which define your rights as a holder of such units. You should carefully read these documents for a full description of the terms of such units. A copy of the form of unit agreement will be filed with the SEC as an exhibit to a report on Form 8-K or by a post-effective amendment to the registration statement that includes this prospectus. See “Where You Can Find More Information” for information on how to obtain copies of this document. Unless otherwise specified in the applicable prospectus supplement, unit and unit agreement, each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

Description of stock purchase contracts

We may elect to offer, from time to time, stock purchase contracts, representing contracts obligating or entitling holders to purchase from us, and obligating or entitling us to sell to holders, a specific or varying number of shares of Class A common stock or preferred stock, or other securities, property or assets, at a future date or dates. Alternatively, the stock purchase contracts may obligate or entitle us to purchase from holders, and obligate or entitle holders to sell to us, a specific or varying number of shares of Class A common stock or preferred stock, or other securities, property or assets, at a future date or date. We may issue stock purchase contracts separately or as a part of units. When we offer to sell a series of stock purchase contracts, we will summarize in a prospectus supplement the particular terms of such series of stock purchase contracts that we believe will be most important to your decision to invest in such series. You should keep in mind, however, that it is the stock purchase contract and, if applicable, any related collateral arrangements and depositary arrangements, and not the summaries in such prospectus supplement, which define your rights as a holder of such series of stock purchase contracts. You should carefully read these documents for a full description of the terms of the stock purchase contracts. Forms of these documents will be filed with the SEC as exhibits to a report on Form 8-K or by a post-effective amendment to the registration statement that includes this prospectus. See “Where You Can Find More Information” for information on how to obtain copies of these documents. The price per share of Class A common stock or preferred stock or the price of any other securities, property or assets, as the case may be, subject to any stock purchase contracts may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula described in the stock purchase contracts.

Description of depositary shares

We may elect to offer depositary shares representing receipts for fractional interests in debt securities or preferred stock. In this case, we will issue receipts for depositary shares, each of which will represent a fraction of a debt security or share of a particular series of preferred stock (or a combination thereof), as the case may be. We will deposit the debt securities or shares of any series of preferred stock represented by depositary shares under a deposit agreement between us and a depositary, which we will name in the applicable prospectus supplement. Subject to the terms of the deposit agreement, as an owner of a depositary share you will be entitled, in proportion to the applicable fraction of a debt security or share of preferred stock represented by the depositary share, to all the rights and preferences of the debt security or preferred stock, as the case may be, represented by the depositary share, including, as the case may be, interest, dividend, voting, conversion, redemption, sinking fund, repayment at maturity, subscription and liquidation rights. When we offer to sell depositary shares, we will summarize in a prospectus supplement the particular terms of such depositary shares and the applicable deposit agreement that we believe will be most important to your decision to invest in such depositary shares. You should keep in mind, however, that it is the depositary shares, the deposit agreement and the indenture (in the case of depositary shares representing fractional interests in debt securities), or our Restated Articles of Incorporation and Amended and Restated Bylaws (in the case of depositary shares representing fractional interests in preferred stock) and not the summaries in such prospectus supplement, which define your rights as a holder of such depositary shares. You should carefully read these documents for a full description of the terms of such depositary shares. A copy of the form of deposit agreement will be filed with the SEC as an exhibit to a report on Form 8-K or by a post-effective amendment to the registration statement that includes this prospectus. See “Where You Can Find More Information” for information on how to obtain copies of this document.

Legal matters

Roberts Kaplan LLP, Portland, Oregon will act as legal counsel to the company and pass upon the validity of securities registered. Counsel for any underwriters, dealers or agents will be identified in the applicable prospectus supplement.

Experts

The consolidated financial statements of Lithia Motors, Inc. and subsidiaries as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Incorporation of documents by reference

Other than any portions of any such documents that are not deemed “filed” under the Securities Exchange Act of 1934 (“Exchange Act”) in accordance with the Exchange Act and applicable SEC rules, we incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, as amended, after the date of this prospectus:

•

Annual Report on Form 10-K for the year ended December 31, 2008, including information specifically incorporated by reference into our Form 10-K from our definitive Proxy Statement for our 2009 annual meeting of shareholders;

•	Our definitive Proxy Statement in connection with our 2009 annual meeting of shareholders filed March 20, 2009;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2009;

•	Current Reports on Form 8-K filed January 6, April 8, April 15, May 6, May 15, May 29, June 11 and August 26, 2009 (as amended by a Form 8-K/A filed October 2, 2009); and

•

The description of our common stock contained in our Form 8-A12B for Registration of Certain Classes of Securities Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934, filed December 18, 1998, including any amendment or report filed to update such description.

You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by emailing invest@lithia.com, or by writing to or calling us at the following address:

Lithia Motors, Inc.

Investor Relations Dept.

360 E. Jackson Street

Medford, Oregon 97501

Telephone: (800) 866-9213

4,000,000 shares

Class A common stock

Lithia Motors, Inc.

Prospectus supplement

J.P. Morgan

Stephens Inc.

October     , 2009

No action is being taken in any jurisdiction outside the United States to permit a public offering of the Class A common stock or possession or distribution of this prospectus supplement in that jurisdiction. Persons who come into possession of this prospectus supplement in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement applicable to that jurisdiction.